Annual Report

2025



Everforth™

Technology. Engineering. Expertise.





Theodore S. Hanson

Dear Fellow Stockholders,

Today marks an important milestone as we present our first Annual Report as Everforth, Inc.

Our new name reflects the belief that progress is intentional, forward-looking, and built through continuous advancement. Everforth represents how we serve our clients today and how we are positioning our Company for the future.

Our journey from ASGN to Everforth has been shaped by years of purposeful growth and dedicated service to our clients. As the technology needs of our commercial and government clients have grown more complex, we've proactively refined our strategy and seized the opportunity to go to market as a single, unified organization offering a diverse and differentiated set of IT solutions.

Today, Everforth is a leading technology and digital engineering company that helps organizations adapt, innovate, and thrive in a world of constant change. By bringing our capabilities together under one brand, we are amplifying our collective strengths, building on decades of shared experience and credentials to unlock our scale and increase cross-selling opportunities, while positioning ourselves to deliver even greater impact to our clients and our stockholders.

Becoming Everforth is also a commitment. It reflects our promise that every time we go to market, we bring the full resources of a scaled, high-end IT solutions provider, grounded in deep industry expertise and trusted relationships. With our new stock ticker, EFOR, we've aligned our investor and client-facing identity and set the stage for the next phase of value creation.



Everforth™

Executing Our Next Wave Growth Strategy in an AI-Led World

During our Investor Day this past November, we introduced our Next Wave Growth Strategy, which is anchored in **a clear and focused strategy** around where we play, how we win, and the key enablers that empower us to successfully execute our vision. Our Next Wave Growth Strategy not only builds upon and enhances the direction we have been pursuing, but it also thoughtfully incorporates the impact of one of the most significant technological advancements in history, artificial intelligence (AI). We are optimizing our existing approach, while proactively adapting to ensure that our strategy is forward-thinking in a rapidly evolving landscape.

We are still in the early innings of enterprise-wide AI adoption, but as spending continues to shift from experimentation to execution, there is tremendous opportunity for IT services providers. AI is creating increased complexity across environments, governance frameworks, and operating models. AI is also exposing significant amounts of technological debt within organizations because their systems are disconnected, their data is fragmented, and their architecture is outdated. In this AI-driven landscape, the human edge becomes increasingly valuable, allowing our professionals to focus on strategic problem solving and delivering personalized services to clients that technology alone cannot achieve.

With that said, the challenges arising from complex technology stacks require more than agentic tools. They require human-led engineering, deep domain expertise, and trusted execution. The winners in this scenario will be the companies that can operationalize AI and turn the promise of AI into measurable performance. **In other words, AI will drive more integration, more modernization, and more IT services demand, not less.** IT solutions providers that can modernize data and infrastructure and embed AI into real-life business processes and workflows will benefit, and these are the challenges where Everforth excels.

Everforth's Structural Advantages

Everforth has **inherent structural advantages that enable us to lead in an AI-first environment.** First is our **differentiated delivery model.** We operate with a flexible talent model utilizing a contingent workforce, along with a global mix of onshore, nearshore, and offshore subject matter experts, who enable us to keep pace with the speed of technology. We quickly assemble specialized teams comprised of the latest IT skillsets that are tailored to our clients' needs.

Second, is our **deep client portfolio** built over years and decades. Our long standing commercial enterprise and government agency relationships provide us with unmatched

Next Wave Growth Strategy



HOW WE WIN
Deliver Differentiated Value Through High-Impact Solutions
WHERE WE PLAY
Focus on Most Attractive, High-Growth Markets
KEY ENABLERS
Transform Our Operations for Scalable Growth
Deep Industry Expertise
Platforms & Accelerators
Partnerships & Alliances
Industry Led Approach
Enterprise Accounts
Six Core Solutions
Delivery Excellence
Innovation & Insights
Go-to-Market Excellence
Technology & Digital Engineering Services

insight into client IT environments. It is this institutional knowledge that has fostered lasting trust and sustained client partnerships across successive technological advancements.

Third is our platform of **in-demand capabilities** purposely built in the highest-growth, highest-margin solutions areas and aligned to where our clients' needs are going. As we unite our Company under a single brand, we are capitalizing on our portfolio capabilities across both the commercial and federal sectors. AI is a portfolio-wide initiative, and the breadth of our solutions capabilities is one of our **distinct competitive advantages.**

In addition to these inherent structural advantages, we are committed to **being our own best AI credential.** We are deploying AI recruiting agents to increase our productivity and efficiency. We are launching AI-native sales tools that accelerate business development while also lowering expenses. We are upskilling our workforce, developing use cases, and supporting client adoption through our AI Innovation Center and AI University. And we are creating industry-specific assets and accelerators that address repeatable challenges, reduce delivery time, and speed client time to value.

Unlocking the full potential of AI requires more than deploying generative and agentic tools; true transformation is achieved when advanced technologies are combined with human expertise, sound governance and compliance, and deep industry knowledge. As AI adoption accelerates, companies increasingly seek integrated partners who can bring multiple capabilities together under one roof. Everforth's unified brand and integrated go-to-market approach are tailor made for this dynamic environment.

Diversified Clients, Purpose-Built Solutions, and Strategic Technology Partnerships

Let's take a deeper look at our structural advantages starting with our client base. Everforth supports approximately half of the Fortune 1000 across five commercial industries including, Consumer and Industrial, Technology, Media, and Telecom (TMT), Financial Services, Healthcare, and Business Services. We also operate across four federal customer types, including Defense and Intelligence, National Security, Civilian, and other customers. Our client portfolio is diversified and balanced, with no single industry representing more than 22 percent of revenue, providing stability across market cycles.

Equally important is our purpose-built portfolio of high-margin, high-impact solutions where customer demand is growing and where we believe Everforth can grow at or above industry rates. We are focused on six key solutions areas: AI and Data, Cloud and Infrastructure, Application Modernization and Digital Engineering, Experience, Cybersecurity, and Enterprise Platforms. Our value proposition is the ability to engineer these solutions into each client's unique environment by bringing the right technology, insight, and expertise together.

Our solutions are amplified by our technology alliance partnerships. We co-develop, co-sell, and co-deliver with leading enterprise platforms, hyperscalers, data providers, and cybersecurity partners. We deploy their platforms internally, build proprietary assets on top of them, and take those capabilities to market alongside our partners. Tech leaders view Everforth as a differentiated partner because we combine scale with agility and industry-leading time to value. We understand the complexities and strengths of their individual platforms and how these platforms work together across a single enterprise technology stack. As AI increasingly depends on interoperability across systems, this capability will be a crucial differentiator. Given the importance of these partnerships to our continued success, we plan to accelerate alliance-led growth by increasing the pace at which we co-develop, strengthen, and monetize our partnerships.



Diversified Industry Mix Supports Stability through Cycles

Industry Mix 2025

Fed. Other 3%
Fed. Civilian 6%
National Security 8%
Consumer & Industrial 22%
Defense & Intel 13%
TMT 14%
Business Services 9%
Healthcare 12%
Financial Services 13%



In addition to forging partnerships with leading technology providers, we have strategically invested in enterprise software platforms that we believe are essential for long-term success in an AI-driven world. Merely connecting advanced large language models to enterprise data is not enough. True transformation requires the robust foundation of business process frameworks and deep domain expertise that is embedded in these software applications. Far from being replaced, these platforms are poised to amplify the impact of AI.

Our conviction continues to build around the generative and agentic innovations enabled by our close partnerships with leading software providers, such as Salesforce, Workday, ServiceNow, and Elastic, amongst others. We view these relationships as long-term investments that will remain indispensable as enterprises work to unlock the full potential of AI.

Disciplined Capital Allocation Drives Value Creation

Everforth is ready to play offense in an AI-driven environment. Beyond developing a portfolio of in-demand solutions and sustaining key technology alliance partnerships, a robust balance sheet and prudent approach to capital allocation are integral components of our long-term strategy.

We follow a balanced approach to capital allocation, which includes investing in organic growth, pursuing strategic, accretive acquisitions, and returning capital through share repurchases. Our strong free cash flow generation is a highlight of our business model and enables us to invest in organic growth and buy back our shares, all while maintaining balance sheet flexibility to invest in M&A.

In 2025, we generated $327.9 million in operating cash flow, $288.1 million in free cash flow, and deployed $170.1 million to repurchase 3.1 million shares. From 2023 to 2025, we generated more than $1 billion each in both operating and free cash flow and returned $770 million to shareholders through the repurchase of approximately 10 million shares. As outlined at our Investor Day, we expect to generate an additional $1 billion in free cash flow over the next three years, providing the flexibility to pursue both acquisitions and share repurchases as opportunities arise.

As an acquirer of choice, we employ a proven, repeatable acquisition strategy, our M&A Playbook. We prioritize transactions that are accretive to revenue and margin, enhance our solutions capabilities, and deepen our technology partnerships. In March 2025, we welcomed TopBloc, Workday's 2025 Business Impact Partner of the Year, into the Everforth family. Establishing a strong presence in ERP systems has never been more critical, given that the majority of enterprise data, the lifeblood of effective AI, resides within these systems of record. By pulling TopBloc's capabilities across our commercial client base, we immediately broadened our ERP market share while solidifying our technology alliance partnership with Workday.

More recently, in March 2026, we welcomed Quinnox, an agile, results-driven digital solutions player, to Everforth. Quinnox instantly elevates our digital engineering capabilities while also broadening our delivery footprint. Quinnox's global capability centers in India will form the foundation of our offshore delivery platform and complement our best-in-class nearshore operations in Mexico. Quinnox deploys advanced technologies, including AI, throughout its delivery model, thereby strengthening its and Everforth's competitive advantage.



Balanced Approach to Capital Allocation, 2023-2025

($ in millions)

Operating Cash Flow	Free Cash Flow	Buybacks	Acquisitions
$1,185	$1,070	$770	$304

Investment Thesis Positions Everforth for Growth

Distinct Competitive Advantages	Transformed Business Model	Differentiated Delivery Model	Clear & Focused Strategy	Commitment to Shareholder Returns

3-YEAR ORGANIC FINANCIAL TARGETS

Revenue CAGR	2028 Adj. EBITDA Margin	3-Year Cumulative FCF
4%-6%	**12.5%-13.5%**	**~$1B**
10%-12.5% with acquisitions	13.5%-14% with acquisitions	~$1.1B with acquisitions

A Clear and Focused Path to Our 2028 Financial Targets

These strategies allow us to confidently chart our course toward realizing our 2028 financial objectives debuted at our Investor Day. Over the next three years, we are projecting organic revenue growth of four to six percent, with growth building momentum and accelerating into 2027 and 2028. Organic revenue growth will be enhanced by strategic acquisitions that add $800-$900 million to our top line. We also anticipate 200 to 300 basis points of Adjusted EBITDA margin expansion driven by solutions growth, operational efficiencies, and disciplined cost management. A majority of our margin improvement will come from structural cost savings that we anticipate will generate upwards of $80 million in SG&A savings annually, which will be fully realized in the back-half of our three-year financial plan.

Positioned to Adapt and Thrive

Everforth's success is fueled by the expertise and passion of our people and a leadership team aligned to our strategic priorities. In February 2026 we were excited to welcome three new individuals to our executive team: Ashish Jandial, as President Commercial, North America; Sangita Singh, as President, India and International; and Donnie Scott, as President of the Federal Segment. Together, their arrival marks another important step in our Next Wave Growth Strategy.

Reflecting on the past year, we have many reasons to be proud of our accomplishments. We successfully **transformed** into a unified brand that drives scale and sharpens our competitive edge. We continued to focus on the highest growth, highest margin solutions capabilities, areas where we have a clear right to win. Throughout this journey, we've maintained a disciplined approach to capital allocation, delivered strong free cash flow, and implemented the largest share buyback program in our Company's history, reinforcing our strong **commitment to delivering shareholder returns.** With this foundation in place, we look ahead with confidence, knowing that we are well positioned to deliver scalable innovations that empower organizations to Adapt and Thrive™.

On behalf of our Board of Directors, leadership team, and all our employees, thank you for your continued support.

Go Everforth!

Theodore S. Hanson
CHIEF EXECUTIVE OFFICER

The calculation for free cash flow, a non-GAAP measure, is cash flows from operating activities of $1.2 billion for 2023–2025, less capital expenditures of $115 million for the same period. Additional information regarding this non-GAAP measure is included in the Company's quarterly earnings releases and supplemental materials. Certain forward looking non-GAAP targets are included in this letter. The Company is unable to provide a quantitative reconciliation to the most directly comparable GAAP measures without unreasonable effort, as certain reconciling items depend on future events and cannot be reasonably estimated at this time.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (the "Act")**

For the fiscal year ended December 31, 2025

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number 001-35636

ASGN Incorporated

(Exact name of registrant as specified in its charter)

Delaware	**95-4023433**
(State of Incorporation)	(I.R.S. Employer Identification No.)

4400 Cox Road, Suite 110
Glen Allen, Virginia 23060
(Address, including zip code, of Principal Executive Offices)

(888) 482-8068
(Registrant's telephone number, including area code):
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol**	**Name of each exchange on which registered**
Common Stock	ASGN	NYSE

Securities registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933. ☒ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements of the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

As of June 30, 2025, the aggregate market value of our common stock (based upon the closing price of the stock on the New York Stock Exchange) held by non-affiliates of the registrant was $2.1 billion.

As of February 12, 2026, the registrant had 41.3 million outstanding shares of Common Stock, $0.01 par value.

DOCUMENTS INCORPORATED BY REFERENCE

We are incorporating by reference into Parts II and III of this Annual Report on Form 10-K portions of the registrant's definitive proxy statement for the 2026 Annual Meeting of Stockholders, to be filed within 120 days of the close of the registrant's fiscal year 2025.

ASGN INCORPORATED
ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2025
TABLE OF CONTENTS

PART I

Item 1.	Business	2
Item 1A.	Risk Factors	5
Item 1B.	Unresolved Staff Comments	13
Item 1C.	Cybersecurity	13
Item 2.	Properties	15
Item 3.	Legal Proceedings	15
Item 4.	Mine Safety Disclosures	15

PART II

Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	16
Item 6.	Selected Financial Data	17
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	17
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	21
Item 8.	Financial Statements and Supplementary Data	22
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	45
Item 9A.	Controls and Procedures	45
Item 9B.	Other Information	47
Item 9C.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	47

PART III

Item 10.	Directors, Executive Officers and Corporate Governance	47
Item 11.	Executive Compensation	47
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	47
Item 13.	Certain Relationships and Related Transactions and Director Independence	47
Item 14.	Principal Accounting Fees and Services	47

PART IV

Item 15.	Exhibits and Financial Statement Schedule	47
Item 16.	Form 10-K Summary	47

SIGNATURES   52

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such statements are based upon current expectations, as well as management's beliefs and assumptions and involve a high degree of risk and uncertainty. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Statements that include the words "believes," "anticipates," "plans," "expects," "intends," and similar expressions that convey uncertainty of future events or outcomes are forward-looking statements. Forward-looking statements include statements regarding our anticipated financial and operating performance for future periods. Our actual results could differ materially from those discussed or suggested in the forward-looking statements herein. Factors that could cause or contribute to such differences include, but are not limited to, the following: (1) actual demand for our services; (2) the availability of qualified billable professionals and our ability to attract, train, and retain them; (3) our ability to remain competitive in obtaining and retaining clients; (4) management of our growth; (5) continued performance and integration of our enterprise-wide information systems; (6) our ability to manage our litigation matters; (7) the successful completion of announced acquisitions and integration of our acquired subsidiaries; (8) maintenance of our Federal Government Segment contract backlog; (9) statements related to the Company's brand transition to Everforth; and (10) the factors described in *Item 1A. Risk Factors* of this Annual Report on Form 10-K ("2025 10-K"). Other factors also may contribute to the differences between our forward-looking statements and our actual results. In addition, as a result of these and other factors, our past financial performance should not be relied on as an indication of future performance. All forward-looking statements in this document are based on information available to us as of the date we file this 2025 10-K, and we assume no obligation to update any forward-looking statement or the reasons why our actual results may differ.

PART I

Item 1. Business

Overview and History

ASGN Incorporated ("ASGN," "our", "we," or "us") is a leading provider of information technology (IT) solutions to the commercial and government sectors. In November 2025, ASGN announced its intent to rebrand to Everforth, a new parent brand that will unify our six brands — Apex Systems, Creative Circle, CyberCoders, ECS, GlideFast, and TopBloc — under a single identity. Everforth is a leading technology and digital engineering company with six core solution areas: (i) Cloud and Infrastructure, (ii) Data and AI, (iii) Software Development and Engineering, (iv) Customer Experience, (v) Cybersecurity, and (vi) Enterprise Platforms. Through proprietary assets, accelerators, and proven expertise, Everforth delivers measurable outcomes that help organizations adapt, innovate, and thrive.

Our Company operates through two segments, Commercial and Federal Government, and across six industries, which together promote balance, strength, and resiliency throughout economic cycles. The transition from ASGN to Everforth is slated for the first half of 2026.

Our Company has grown through a combination of organic growth and strategic acquisitions. Over the last five years, we completed six acquisitions which align with our strategy to offer higher-end, higher-value IT consulting solutions and digital engineering capabilities. We have built a sizable consulting platform, with 62 percent of our 2025 consolidated revenues in a combination of commercial and federal government IT consulting work.

Our clients set rigorous requirements for expertise, technological proficiency, and solutions capabilities. Their expectations have increased as we've evolved our business. To meet their requirements, we leverage a deep talent pool of professionals that has been expertly built over decades. This enables us to differentiate our Company in the marketplace, by quickly identifying and building tailored, just-in-time teams for our clients.

We support clients across a diverse set of industries. No client, other than the U.S. federal government, represented more than 10 percent of consolidated revenues in 2025. Revenues from contracts directly with several U.S. federal government agencies in which our Federal Government Segment is a prime contractor combined were 26 percent of consolidated revenues in 2025.

ASGN was incorporated in 1992. Our principal office is located at 4400 Cox Road, Suite 110, Glen Allen, Virginia 23060, and our telephone number is (888) 482-8068.

Commercial Segment

Our Commercial Segment (70 percent of 2025 consolidated revenues) provides IT solutions to Fortune 1000 and large mid-market clients across six harmonized solutions areas: (i) Cloud and Infrastructure, (ii) Data and AI, (iii) Software Development and Engineering, (iv) Customer Experience, (v) Cybersecurity, and (vi) Enterprise Platforms; and five industries: (i) Financial Services, (ii) Consumer and Industrial, (iii) Technology, Media and Telecom ("TMT"), (iv) Healthcare, and (v) Business and Government Services.

Our business heritage is providing our clients with experienced IT and creative digital marketing professionals for project engagements. These roots as a premier IT staffing provider differentiate how we go to market. As aforementioned, by leveraging our deep talent pool, we can quickly build custom-fit teams for our clients incorporating the latest technology skillsets. Building on our staffing foundation, we have cultivated enduring, trusted relationships with enterprise clients and established a significant presence within their organizations.

Over the past six years, we have strategically refined our focus and broadened our service portfolio to encompass high-value, high-margin consulting solutions that enable us to effectively address the evolving and increasingly complex needs of our client base. Our subject matter experts deliver solutions that are tailored for specific industries and customer environments, meeting business challenges at greater speed and with more accuracy and precision than ever before. By harnessing proprietary assets and accelerators and leveraging our technology alliance partner ecosystem to co-sell, co-develop, and co-deliver our solutions capabilities, we are driving greater revenue opportunities and actively building our pipeline of new business. The Commercial Segment provides services under time-and-materials and fixed-price contracts.

Corporate support activities for this segment are primarily based in Richmond, Virginia, with offices across the United States, Canada, and Europe. In addition, we have two near-shore delivery centers in Mexico and maintain a growing delivery center in India.

Consulting — Our business focus and growth strategy lies in providing our clients with higher value IT consulting services. A byproduct of our decades-long, trusted client relationships over the years, our customers have increasingly engaged us in higher-value consulting contracts. Consulting contracts leverage the same talent pool as our assignment work but offer higher margin opportunities and increased revenue visibility.

Assignment — Our business heritage is in providing our clients with experienced IT and creative digital marketing billable professionals for temporary assignments and project engagements. Our billable professionals have knowledge and experience in specialized technical and creative digital marketing services that make them qualified to fill a given assignment or project.

Federal Government Segment

Our Federal Government Segment (30 percent of 2025 consolidated revenues) delivers advanced solutions in data and AI, cybersecurity, software and engineering, and enterprise platforms to some of the world's leading agencies in the public and private sectors. These solutions capabilities are geared towards IT modernization of the federal government as well as promoting efficiency and security for our federal customer base. Our team of skilled experts tackles highly complex challenges for customers in defense, intelligence, and national security. We maintain relationships with leading cloud, cybersecurity, and AI/ML providers and hold specialized certifications in these technologies. We have approximately 1,000 cybersecurity consultants, of which approximately 500 have security clearances, along with an additional 900 AI and data professionals with security clearances. We also hold over 1,400 certifications.

The Federal Government Segment provides services under time-and-materials, cost reimbursable, and firm-fixed-price contracts. Contracts range from approximately three to five years in length, providing longer-term revenue visibility and countercyclical support throughout market cycles. We have contract backlog of $2.9 billion as of December 31, 2025, which represents the estimated amount of future revenues to be recognized under awarded contracts including task orders and options.

Corporate support activities for this segment are based in Fairfax, Virginia, with offices located across the United States.

Industry and Market Dynamics

We are a leading provider of IT solutions to the commercial and government sectors. We help leading corporate enterprises and government organizations develop, implement, engineer, and operate critical IT and business solutions. Our total addressable market is approximately $680 billion, which includes $490 billion in commercial IT consulting, $135 billion in government IT consulting, and $55 billion in professional staffing. Our total addressable market has significantly expanded as clients have actively pulled us into higher-value consulting work for the commercial and government end markets.

Our business model continues to evolve in line with client needs and expectations to focus on higher-end, higher-value IT solutions capabilities that provide enhanced margin opportunities in key areas of technological advancement, such as AI, data, cloud, cybersecurity, and other areas critical to digital transformation. By employing a unique go-to-market strategy that leverages a single talent pool for both shorter-term and long-term contracts, our clients benefit from cost structure advantages, flexibility to address fluctuating demand in business, and access to greater expertise. We intend to continue to grow our diverse client base by focusing on large, stable enterprises that are quick adopters of new technologies. We will continue to invest in our organic growth while simultaneously looking to execute strategic acquisitions of IT consulting companies that provide us with new solution capabilities, industry expertise, technology partnerships, or contract awards.

Strategy

Our strategy is to be a leading technology and digital engineering company, enabling organizations to adapt and innovate amid continual market change. We deliver measurable value by integrating top talent and advanced technology to address our clients' most critical IT opportunities. We remain focused on high-value, scalable IT work and delivering future-ready solutions that accelerate time to value. By combining engineering, expertise, and speed, we transform client organizations, enabling them to seize opportunities, manage risks, and become adaptive enterprises.

Our value proposition is based on four key areas: (i) Deep Industry Expertise, (ii) Assets and Accelerators, (iii) IT Partnerships and Alliances, and a (iv) Superior Delivery Model. Beginning with Industry Expertise, commercial technologies are adopted differently by every industry and every client environment. Maintaining in-depth knowledge of each client's unique enterprise technology environment has enabled us to build trust and longstanding relationships that have expanded over decades. Our domain specialization is supercharged through proven code that accelerates deployment and implementation, reducing time to value for our client base.

We are committed to continuous innovation. Beyond developing proprietary assets and accelerators that enable efficient, strategic outcomes, we partner with leading technology companies to align with our evolving customer needs. These relationships are mutually beneficial, leading to deal flow, product development, and continued innovation. Strategic partnerships multiply our market access. We partner with hyperscalers, such as AWS, Microsoft, and Google; enterprise platforms, including Salesforce, ServiceNow, and Workday; cybersecurity players, such as CrowdStrike, Elastic, SailPoint, and Trellix; and data & AI platforms, such as Databricks and Snowflake. The fourth part of our value proposition, our superior delivery model, provides quick access to a broad, specialized skills network, which exponentially powers the other three areas of our value proposition.

Professional Experience

We recruit candidates with backgrounds in IT and creative digital marketing who seek contract or permanent work opportunities. When we place these candidates on projects with clients, they become our employees. Many of these professionals, and those we place via subcontractors, are paid hourly wage or contract rates based on their specific skills. We pay the related costs of employment, including social security taxes, federal and state unemployment taxes, workers' compensation insurance, and other similar costs for our employees. After achieving minimum service periods and/or hours worked, our professionals are offered access to medical and other voluntary benefit programs (e.g., dental, vision, disability) and the right to participate in our 401(k) retirement savings plan. Each professional's employment relationship with us is terminable at will. In 2025, we employed approximately 19,600 billable professionals on a full-time-equivalent basis.

Competition

We compete with other large publicly-held and privately-owned providers of human capital in the IT consulting and professional services segments on a local, regional, national, and international basis across the commercial and government end markets. With an industry focus that is supported by our solutions, our unique deployment model allows us to provide the right solutions at the right time. Our experienced engagement leaders and methodologies help our clients solve critical problems and create incremental value for their organizations.

The IT industry generally attracts individuals seeking opportunities to support companies on a contract basis, allowing them to work with the latest technologies across industries. We offer more opportunities for these professionals to get in front of Fortune 1000 companies and are therefore viewed as a better partner for their career objectives. In addition, our competitive salaries and benefits, availability and variety of opportunities, and quality, duration and location of engagements enable us to attract the highest caliber expertise. As many people seeking IT employment may be pursuing opportunities through other means, the speed at which we assign prospective professionals to our teams, and the availability of attractive and appropriate projects, are important factors in our ability to maintain a deep talent pool of leading IT professionals.

We also differentiate our Company from a client perspective. The principal competitive factors in obtaining and retaining clients are properly assessing the clients' specific IT needs, followed by determining the right team of professionals at the right time to meet these needs. Although we believe we compete favorably with respect to these factors and maintain an intimacy and institutional knowledge with our clients that enables us to successfully compete in the market, we expect competition to continue to increase particularly as we grow our IT consulting footprint. Nevertheless, the larger total addressable market in IT consulting offers us greater revenue and margin opportunity. In addition, unlike our competitors, for the majority of our IT consulting business we do not rely upon a large bench to support us; rather, we use our extensive database of highly-skilled technical talent to provide and build teams that offer our clients a full suite of services tailored to their individual needs. This sophisticated project delivery model offers us a cost advantage over the competition that has previously enabled us to grow above industry averages.

Human Capital

Our workforce is and will always be the core of our business. Our diverse talent pool strengthens our position as a leading IT consulting and professional services firm, and we aim to recruit exceptional leaders in their respective areas of expertise that support ASGN's high-performance, innovative, and collaborative culture. In 2025, we employed approximately 2,800 internal employees, including sales directors, account managers, recruiters, and corporate office employees. We support our internal employees in a number of ways including, but not limited to, the following initiatives:

Engagement and Professional Development – Our team is the driving force behind our success, and continuing to support career development and advancement across our Company remains one of our top organizational priorities. We prioritize career growth through ongoing education, professional development, and comprehensive training. To supplement in-person and virtual training, we maintain a mentorship program where mentors are provided opportunities to enhance their management and communication skills, while mentees are given the ability to foster relationships with experienced professionals who can support their career development.

Performance Management & Retention – With regard to career development, we encourage our employees to seek opportunities that align with their long-term career goals. Communicating career interests and employee development is at the heart of our performance management process. This is a collaborative process that focuses on developing clear goals at the start of each calendar or employment year and providing constructive feedback and support throughout the year to position our employees for success. Furthermore, to guide our efforts on a go-forward basis and drive long-term employee retention, we conduct annual employee engagement surveys.

*Health, Safety, and Well-bein*g – Core to employee retention, we also remain focused on the health and well-being of each of our employees and consultants. Our employees enjoy competitive compensation and benefits packages, which include medical, dental, and vision plans; flexible spending accounts; and savings plans. Guided by our Company-wide Employee Wellness and Workplace Health and Safety policies, we support our employees' emotional well-being and physical health with wellness programming and personal growth workshops.

For more detailed information on our workforce programs and initiatives, please visit the Sustainability section of our website: ASGN.com/Sustainability. Nothing on our website shall be deemed incorporated by reference into this 2025 10-K.

Government Regulation

We take reasonable steps to ensure that our billable professionals possess all current licenses and certifications required. We provide workers' compensation insurance, unemployment insurance, and professional liability insurance for our employees. For a further discussion of government regulation associated with our business, see *Part I, Item 1A. Risk Factors*.

Available Information and Access to Reports

We electronically file our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Proxy Statements, and all amendments to those reports and statements with the Securities and Exchange Commission ("SEC"). The SEC maintains an internet site *sec.gov* that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. You may also read and copy any of our reports that are filed with the SEC by visiting:

- Our website, *asgn.com*; or
- By contacting our Investor Relations Department at info@asgn.com.

Our reports are available through any of the foregoing means and are available free of charge on our website as soon as practicable after such material is electronically filed with or furnished to the SEC. Also available on our website are copies of our Code of Ethics for the Principal Executive Officer and Senior Financial Officers, Code of Business Conduct and Ethics, Corporate Governance Guidelines, and the charters for the committees of our Board. We intend to disclose any amendment to, or waiver from, a provision of our Code of Ethics for our Principal Executive Officer and Senior Financial Officers on our website promptly after the amendment or waiver has been granted. This information found on, or otherwise accessible through our website is not incorporated by reference to, nor does it form a part of this report or any other document that we file with the SEC.

Item 1A. Risk Factors

Our business is subject to various risks, including, but not limited to those described below, any of which could adversely affect our results of operations and financial condition, and as a result, could cause a decline in the trading price of our common stock.

<u>Profitability and Operational Risks</u>

If we are not able to remain competitive in obtaining and retaining clients, our future growth will suffer. Many of our agreements may be terminated by clients at will and the termination of a significant number of such agreements would adversely affect our revenues and results of operations.

The IT industry is highly competitive and fragmented with limited barriers to entry. We compete in national, regional, and local markets with professional services firms, traditional consulting agencies, and specialized boutique industry or solutions-focused businesses. The success of our business depends upon our ability to continually secure new contracts and organize custom fit teams to meet our clients' needs.

Most of our agreements with clients do not provide for exclusive use of our services, and many of our agreements may be terminated at will. As such, clients are free to place orders with our competitors. If clients terminate a significant number of agreements or do not use us for future IT solutions support, we may be unable to generate new work to replace lost revenues. The growth of our business could be adversely affected, and our revenues and results of operations could be harmed. Specifically with regard to our longer-term consulting contracts, clients may reduce, delay, or cancel bookings. This may cause expected revenues to be lower, to be realized in a later period, or not at all. In addition, if we are not able to comply with performance requirements laid out in the consultant contract, our revenues and client relationships may be adversely affected. It is therefore imperative to our continued growth that we maintain positive relationships with our clients.

To the extent that competitors seek to gain or retain market share by reducing prices or increasing marketing expenditures, we could lose revenues and our margins could decline, which could harm our operating results and cause the trading price of our stock to decline. We expect competition for clients to increase in the future, and the success and growth of our business depends on our ability to remain competitive. In addition, we participate in a number of third-party contracts as a subcontractor and that requires us to participate in vendor management contracts, which may subject us to greater risks or lower margins.

If we are unable to attract and retain qualified IT, creative digital, and engineering professionals, our business could be adversely affected.

Our business is substantially dependent upon our ability to attract and retain professionals who possess the skills, experience, advanced degrees, certifications, licenses, and clearances which may be required to meet the specified IT requirements of our clients. We compete for these professionals with other professional services and consulting companies, government contractors, and our clients and potential clients. There can be no assurance that qualified professionals will be available to us in adequate numbers to staff our temporary assignments or client projects. Moreover, the employment of our contingent professionals is terminable at will and they are often hired to become regular employees of our clients. Attracting and retaining professionals depends on several factors, including our ability to provide these professionals with desirable opportunities and competitive wages and benefits. The cost of attracting and retaining professionals may be higher than we anticipate if there is an increase in competitive wages and benefits and, as a result, if we are unable to pass these costs on to our clients, our likelihood of achieving or maintaining profitability could decline. In periods of low unemployment, there may be a shortage of, and significant competition for, the skilled professionals sought by our clients. If we are unable to attract and retain a sufficient number of professionals to meet client demand, we may be required to forgo revenue opportunities, which may hurt the growth of our business. In periods of high unemployment, due to a large pool of available candidates, clients are able to directly hire and recruit qualified candidates without the involvement of our services.

Sometimes we utilize subcontractors to provide us with qualified professionals. The subcontractors are generally small companies that may lack the resources or experience to comply with complex and fluid wage and hour and other laws. A subcontractor's failure in this regard could adversely affect our ability to perform and subject us to additional legal liabilities, which could have a material adverse effect on our relationships with clients and on our results of operations.

Our future performance depends on the Company's effective execution of our business strategy.

In prior years, we have experienced revenue and earnings growth both organically and through acquisitions. There is no assurance that we will resume this pace of growth in the future or meet our strategic objectives for growth. Our revenues declined this past year due to adverse macroeconomic conditions, including, but not limited to, increasing interest rates, tariffs, efforts by the Department of Government Efficiency ("DOGE"), and a government shutdown. Our growth could be adversely affected by many other factors, including future technology industry conditions, macroeconomic events such as inflation and recession, and interest rate increases, competition, and labor market trends or regulations. If our growth rate continues to decline, or we fail to grow at the pace anticipated and we are unsuccessful in our growth initiatives and strategies, our financial results could be less than our expectations or those of investors or sell-side research analysts.

Our business strategy is focused on integrating and optimizing our organization, programs, technology, and delivery of services to make us a more agile and effective competitor, to reduce the cost of operating our business, and to increase our operating profit and operating profit margin. We may not be successful in our integration and optimization efforts, which may cause us to fail to achieve the cost savings we anticipate or limit our ability to scale growth. Further, we may fail to prevent the return of costs eliminated in these efforts. If we are not successful in implementing our integration and optimization efforts, our business, financial condition, and results of operations could be adversely affected.

Performance under contracts, including those on which we have partnered with third parties, may be adversely affected if we or the third parties fail to deliver on commitments, or otherwise breach obligations to our clients.

Our contracts are complex and, in some instances, may require that we partner with other parties, including software and hardware vendors, to provide the complex solutions required by our clients. Our ability to deliver the solutions and provide the services required by our clients is dependent on our and our partners' ability to meet our clients' delivery schedules and other expectations. Our partners may at times be impacted by global events, the changing macroeconomic environment and supply chain disruptions, as well as rapid increases in demand for their products and services, any of which may impact their ability to provide their products and services within our expected timeframes, or at anticipated prices. If we or our partners fail to deliver services on time, our ability to complete the contracts may be adversely affected.

Our strategic alliances and third-party partnerships often involve complex cooperation and resource sharing, and their success depends on the continued alignment of goals and effective coordination. There is no guarantee that our current partners will continue to collaborate with us on favorable terms, or at all. The loss of a significant partner, or the failure of an alliance to achieve its intended objectives, could result in a direct and immediate loss of referrals and future opportunities. The failure of an alliance could also harm our reputation and make it more difficult to form new partnerships in the future.

We outsource certain aspects of our business operations, which could result in disruption, unexpected increased costs, and reputational risk.

We have recently outsourced, and may further outsource, certain back-office support functions to a third-party vendor in an effort to improve efficiency, strengthen our operations, and capture cost savings. As a result, we depend on a single third-party vendor relationship to ensure that certain of our business needs are sufficiently met, and there is no guarantee that such third party will be able to provide an adequate level of support and perform in accordance with our expectations. Our outsourcing arrangement thus exposes us to additional risks, including, among others, potential disruptions to our business operations, unexpected costs, reputational risk, and risks related to applicable laws and public perceptions about outsourcing. In addition, it could be difficult and costly, or potentially adversely affect our business continuity and margins, if we need to replace the vendor for performance or economic reasons.

As a result of outsourcing, we may experience reduced control over processes and quality, leading to inconsistencies, unmet standards, and misalignment with our strategic goals, impacting our brand. Thus, our business could be adversely impacted if we are unable to effectively manage this third-party relationship and the agreements under which our third-party vendor operates. Further, unexpected costs or failure to achieve projected savings may negate the intended benefits of outsourcing.

Additionally, if there is a disruption or security breach of our outsourced services that results in a loss or damage to our data, or an unauthorized disclosure of confidential, personally identifiable, or sensitive data, our business and financial results could be materially adversely affected. See "*The failure to prevent a cybersecurity incident affecting our or third-party systems could result in the disruption of our services or the disclosure or misuse of sensitive information, which could harm our reputation, decrease demand for our services and products, expose us to liability, penalties, and remedial costs, or otherwise adversely affect our financial performance.*"

Our outsourced vendor's failure to meet its obligations to us or perform to our standards or legal requirements in a timely fashion, or at all; service interruption; or other poor performance could disrupt our operations and/or negatively impact customer service, affecting revenue, client satisfaction, and our reputation in the market and have a significant adverse effect on our business. While we have policies and procedures for managing these relationships, they inherently involve a lesser degree of control over business operations, governance and compliance, thereby potentially increasing our financial, legal, reputational and operational risk.

Our results of operations could be adversely affected if we cannot successfully keep pace with technological changes in the development and implementation of our services.

Our success depends on our ability to keep pace with rapid technological changes in the development and implementation of our services. We rely on a variety of technologies to support important functions in our business, including the recruitment, placement and monitoring of our billable professionals, our billings, and candidate and client data analytics. If we do not sufficiently invest in new technology (including artificial intelligence as more fully described below), appropriately implement new technologies, or evolve our business at sufficient speed and scale in response to such developments, or if we do not make the right strategic investments to respond to these developments, our services, results of operations, and ability to develop and maintain our business could be adversely affected.

We develop and utilize artificial intelligence, including generative artificial intelligence, machine learning, and similar tools and technologies that collect, aggregate, analyze, or generate data or other materials or content (collectively, "AI") in connection with our business and our services.

We have been integrating AI into our business and services in both the commercial and government markets to meet client demand and to maintain competitiveness in a highly competitive and rapidly evolving market. We have made substantial investments in developing and supporting AI capabilities and services, and we anticipate making further investments in the future. If we are unable to quickly develop, adopt, and deploy AI technologies, we risk falling behind our industry competitors. In addition to facing significant competition from other companies that are developing AI technologies, our own clients may develop their own internal AI-related capabilities, which could lead to reduced demand for our services or solutions. Additionally, while AI is currently the focus of significant investment and strategic prioritization, there is a risk that if the expected value of AI does not materialize at scale, or if high-profile AI failures emerge, clients may reassess their AI plans, which could lead to reduced spending and negatively impact our financial condition and results of operations.

There are significant risks involved in using AI; for example, AI algorithms may be flawed, insufficient, of poor quality, rely upon incomplete or inaccurate data, reflect unwanted forms of bias, or contain other errors or inadequacies, any of which may not be easily detectable despite internal policies and diligence efforts in place to mitigate such deficiencies.

If the AI that we use produces deficient, inaccurate, unethical, or controversial results, or if public opinion of AI is adversely affected due to actual or perceived risks regarding the usage of AI, we could incur operational inefficiencies, competitive harm, legal liability, brand or reputational harm, or other adverse impacts on our business and results of operations.

Although we conduct diligence on third-party AI developers, we will not be able to control the manner in which third-party AI technologies are developed or maintained. Legal and regulatory frameworks related to the use of AI are rapidly evolving worldwide and there is divergence among such AI laws and regulations. The continued enactment or expansion of laws and regulations related to the use of AI in our operations could result in increased compliance costs related to our use of AI. Violations of these laws may lead to reputational damage, financial penalties and increased regulatory scrutiny and oversight. Furthermore, because AI technology itself is highly complex and rapidly developing, it is not possible to predict all of the legal, operational, or technological risks that may arise relating to the use of AI.

The failure to prevent a cybersecurity incident affecting our or third-party systems could result in the disruption of our services or the disclosure or misuse of sensitive information, which could harm our reputation, decrease demand for our services and products, expose us to liability, penalties, and remedial costs, or otherwise adversely affect our financial performance.

Our daily business operations depend on our information technology systems and third-party systems (collectively, "IT Systems") for a wide variety of functions, including, among other things, identifying consulting and staffing resources, matching personnel with client assignments, and managing our accounting and financial reporting functions. In conducting our business, we and certain of our third-party providers routinely collect, retain, and process data about customers, employees, business partners, and others, including personally identifiable information on these systems about our employees and billing professionals and their dependents, as well as sensitive and/or proprietary information belonging to our business such as trade secrets (collectively, "Confidential Information"). Any IT Systems are at risk of being compromised, including through malicious activity or human or technological error. While we invest significant resources in maintaining and regularly enhancing our information security technologies, and have implemented controls to protect the security and privacy of our business information both on-premises and in the cloud, the confidentiality, integrity, and availability of our IT Systems remain subject to cybersecurity risks. These risks arise from a range of threat actors, including state-sponsored groups, opportunistic hackers, and hacktivists, as well as from multiple attack vectors. Such threats may include security incidents involving third-party service providers, employee negligence, fraud or misappropriation, business email compromise, and other cybersecurity events, including denial-of-service attacks, viruses, ransomware, social engineering or phishing schemes, and other malicious software. Additional risks may result from malicious code embedded in open-source software, or from misconfigurations, bugs, or other vulnerabilities in commercial software integrated into our IT Systems. Successful cyberattacks can result in third parties gaining unauthorized access to our IT Systems for purposes of misappropriating assets or Confidential Information, corrupting data, or causing operational disruption. We are continuously exposed to unauthorized attempts to compromise the confidentiality, integrity, and availability of our IT Systems and Confidential Information through cyberattacks, insider threats and other information security threats, including physical break-ins and malicious insiders, and we and certain of our third-party providers have, from time to time, experienced security incidents. Moreover, we have acquired and continue to acquire companies with cybersecurity vulnerabilities and/or unsophisticated security measures, which exposes us to significant cybersecurity, operational, and financial risks. Remote and hybrid working arrangements at our company (and at many third-party providers) also increase cybersecurity risks due to the challenges associated with managing remote computing assets and security vulnerabilities that are present in many non-corporate and home networks. Additionally, any integration of artificial intelligence in our or any service providers' operations, products or services has and is expected to continue to pose new or unknown cybersecurity risks and challenges. Because our products and services are integrated with our customers' systems and processes, any circumvention or failure of our cybersecurity defenses or measures could compromise the confidentiality, integrity, and availability of our customers' own IT systems or Confidential Information as well.

Any security incident that results in the compromise of the confidentiality, integrity, and availability of our IT Systems and Confidential Information we collect and retain, or that otherwise disrupts or negatively impacts our operations, could harm our reputation, lead to customer or employee attrition, and expose us to regulatory enforcement action or litigation (including class actions). Because the techniques used in cyber attacks change frequently and threat actors are becoming increasingly sophisticated in using techniques and tools—including artificial intelligence—that circumvent security controls, evade detection and remove forensic evidence, despite maintaining robust detection and remediation efforts, we may face difficulties in detecting, investigating, remediating or recovering from future attacks or incidents, or to avoid a material adverse impact to our IT Systems, Confidential Information or business. In addition, our IT Systems are vulnerable to fire, storm, flood, power loss, computer and network failures, problems with transitioning to upgraded or replacement systems or platforms, flaws in third-party software or services, terrorist attacks, and similar events. All of these risks are also applicable wherever we rely on outside vendors to provide services. We cannot guarantee that any costs and liabilities incurred in relation to an attack or incident will be covered by our existing insurance policies or that applicable insurance will be available to us in the future on economically reasonable terms or at all. For information on our cybersecurity risk management, strategy, and governance, see Item 1C. Cybersecurity.

We may not successfully make or integrate acquisitions, which could harm our business and growth.

As part of our growth strategy, we have made numerous acquisitions, and we intend to continue to pursue select acquisitions in the future, including the acquisition of Quinnox Inc., which we announced on January 20, 2026, subject to regulatory approval. We compete with other companies for acquisition opportunities and there can be no assurance that we will be able to successfully identify suitable acquisition candidates or be able to complete future acquisitions on favorable terms, if at all. In making acquisitions, we may pay substantial amounts of cash, incur debt, or issue securities to finance our acquisitions, which would adversely affect our liquidity or capital resources or result in dilution to our stockholders. There also can be no assurance that we will realize the benefits expected from any transaction or receive a favorable return on investment from our acquisitions.

The integration of an acquisition involves a number of factors that may affect our operations. These factors include diversion of management's attention from other business concerns, difficulties or delay in the integration of acquired operations, retention of key personnel, significant unanticipated costs or legal liabilities, and tax and accounting issues. Furthermore, once we have integrated an acquired business, the business may not achieve anticipated levels of revenue, profitability or productivity, or otherwise perform as expected. Any of these factors may have a material adverse effect on our results of operations and financial condition.

An impairment in the carrying amount of goodwill and other intangible assets could require a write-down that materially and adversely affects our results of operations and net worth.

As of December 31, 2025, we had $2.1 billion of goodwill and $453.8 million of net acquired intangible assets. We review goodwill and indefinite-lived trademarks for impairment at least annually, and when events or changes in circumstances indicate that the carrying amount may not be recoverable. Intangible assets having finite lives are amortized over their useful lives and are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. We may be required to record a charge, which could be material, in our financial statements during the period in which we determine an impairment has occurred. Impairment charges could materially and adversely affect our results of operations in the periods that such charges are recorded.

Failure to comply with the terms of our debt agreements could affect our operating flexibility.

Our long-term debt at December 31, 2025, is comprised of (i) a Senior Secured Credit Facility, inclusive of term loan A and B, as well as a revolving credit facility, and (ii) Unsecured Senior Notes, see *Note 9. Long-Term Debt in Item 8. Financial Statements and Supplementary Data*. The components of our Senior Secured Credit Facility have variable interest rates, making us vulnerable to increases in interest rates. Additionally, we use a portion of our cash provided by operations for interest payments on our debt rather than for our operations.

Our failure to comply with restrictive covenants under our debt instruments could result in an event of default, which, if not cured or waived, could result in the requirement to repay such borrowings before their due date. Some covenants are tied to our operating results and thus may be breached if we do not perform as expected. We expect to use cash on hand and cash provided by operations to pay our expenses and repay our debt. If we do not have enough cash, we may be required to refinance all or part of our existing debt, sell assets or borrow additional funds. The lenders may require fees and expenses to be paid or other changes to terms in connection with waivers or amendments. If we refinance these borrowings on less favorable terms or our costs and/or the interest rates on our outstanding debt increase, our results of operations and financial condition could be adversely affected by increased costs and/or rates.

U.S. and global market and economic developments could adversely affect our business, financial condition, and results of operations.

Demand for the IT solutions that we provide is significantly affected by global market and economic conditions, including recessions, inflation, interest rates, tax rates, tariffs, and economic uncertainty. Our business is particularly susceptible to economic conditions in the United States where our clients or operations are concentrated. As economic activity slows, many clients or potential clients reduce their use of and reliance upon billable professionals, which reduces the demand for the Company's services and could significantly decrease the Company's revenues and profits. During periods of reduced economic activity, we may also be subject to increased competition for market share and pricing pressure. As a result, any significant economic downturn in the United States or other countries in which we operate could have a material adverse effect on our business, financial condition, and results of operations.

Natural disasters, the effects of climate change, pandemics, and other events beyond our control could harm our business.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce, and the global economy, and thus could have a negative effect on us. Our business operations are subject to interruption from earthquakes, hurricanes, tornadoes, floods, fires, severe weather, power shortages, pandemics and other public health concerns, terrorism, political unrest, telecommunications failure, vandalism, cyber-attacks, geopolitical instability, war and other actual or threatened military conflicts, the effects of climate change, actions taken by the U.S. or other governments in response to any of the foregoing, and other events beyond our control. Although we maintain disaster recovery plans, such events could disrupt our operations or those of our customers and suppliers, including through the inability of employees and billable professionals to work, destruction of facilities, loss of life, and adverse effects on supply chains, power, infrastructure and the integrity of information technology systems, any of which could materially increase our costs and expenses, delay or decrease revenue from our customers, disrupt our ability to maintain business continuity, or otherwise have a material adverse effect on our business, results of operations, financial condition, and prospects. Further, our insurance may not be sufficient to cover losses or additional expenses that we may sustain. In addition, we could incur significant costs to improve the climate-related resiliency of our infrastructure and otherwise prepare for, respond to, and mitigate the effects of climate changes.

Our business relies heavily on the health and safety of our employees, billable professionals, and customers. The impact of a health crisis such as a pandemic on our business, operations, and future financial performance could include, but is not limited to, adverse impacts to our operating income, operating margin, net income, earnings per share, and operating cash flows, as expenses may not decrease at the same rate as revenues decline. In addition, our quarterly and annual revenue growth rates and expenses as a percentage of our revenues may differ significantly from our historical rates, and our future operating results may fall below expectations.

Our sustainability commitments and disclosures may expose us to reputational risks and legal liability.

We, as with other companies, face scrutiny related to our sustainability practices and disclosures required or made by certain customers, employees, investors, shareholder advocacy groups, federal, state, local and foreign governments, and other stakeholders. Requirements to report on our sustainability practices may result in increased costs, enhanced compliance or disclosure obligations, or other adverse impacts on our business, financial condition, or results of operations. At the request of our clients, we have reported on various disclosure frameworks and standards, and the interpretation or application of those frameworks and standards may change from time to time or may not meet the expectations of our clients, investors or other stakeholders.

Furthermore, our processes and controls for reporting sustainability matters across our operations and supply chain are evolving along with multiple disparate standards for identifying, measuring, and reporting sustainability metrics, including disclosures that may be required by various regulators regarding our greenhouse gas emissions. Such standards may change over time, which could result in significant revisions to our emissions reduction targets or ability to achieve such targets in the future.

<u>**Risks Related to Government Contracts**</u>

We may not realize the full value of our Federal Government Segment contract backlog, which may result in lower revenues than anticipated.

Contract backlog, which was approximately $3 billion at December 31, 2025, is a useful measure of potential future revenues for our Federal Government Segment. Contract backlog consists of contracts for which funding has been formally awarded (funded backlog of $0.5 billion at December 31, 2025) and unfunded backlog, which represents the estimated future revenues to be earned from negotiated contract awards for which funding has not been awarded, and from unexercised contract options (unfunded backlog of $2.5 billion at December 31, 2025). The U.S. government's ability to not exercise contract options, to reduce orders, or to modify, curtail or terminate our contracts, makes the calculation of our Federal Government Segment contract backlog subject to uncertainty. Due to the uncertain nature of our contracts with the U.S. government, we may never realize revenue from some of the contracts that are included in our contract backlog.

Changes in U.S. government spending or budgetary priorities, the failure of government budgets to be approved on a timely basis, or delays in contract awards and other procurement activity may significantly and adversely affect our future financial results.

Our Federal Government Segment depends upon continued U.S. government expenditures on cybersecurity, cloud and enterprise IT, AI/ML, digital transformation, and other programs that we support. During 2025, revenues from contracts directly with U.S. federal government agencies were 26 percent of consolidated revenues. The U.S. government conducts periodic reviews of U.S. defense strategies and priorities, which may shift Department of Defense budgetary priorities, reduce overall spending, or delay contract or task order awards for defense-related programs from which we would otherwise expect to derive a significant portion of our future revenues. Any of these changes could impair our ability to obtain new contracts or contract renewals. Any new contracting requirements or procurement methods could be costly or administratively difficult for us to implement. Our revenues, cash flows, and operating results could be adversely affected by spending caps or changes in budgetary priorities, as well as by delays in the government budget process, program starts, the award of contracts or task orders under contracts, or by a government shutdown. Considerable uncertainty exists regarding how future budget and program decisions will unfold, including the spending priorities of the U.S. government. From time-to-time, certain government agencies may be funded through short-term continuing resolutions. These continuing resolutions authorize agencies of the U.S. government to continue to operate, but do not authorize new spending initiatives. When the U.S. government operates under a continuing resolution, contract awards may be delayed, canceled, or funded at lower levels which could adversely impact our operations, cash flows, and financial results. Failure to complete a budget or to provide for another continuing resolution by applicable deadlines may result in a federal government shutdown, which could cause us to incur labor or other costs without reimbursement under customer contracts or the delay or cancellation of key programs, and could adversely impact our operations, cash flows, and financial results.

We derive significant revenues from contracts and task orders awarded through a competitive bidding process. Our revenues and profitability may be adversely impacted if we fail to compete effectively in such processes.

Our contracts and task orders with the federal government are awarded through a competitive bidding process, which creates significant competition and pricing pressure. We spend time and resources to prepare bids and proposals for contracts. Some of these contracts may not be awarded to us or, if awarded, we may not receive meaningful task orders under these contracts. We may encounter delays and additional expenses if our competitors protest or challenge contracts awarded to us in competitive bidding, and any such protest or challenge could result in the resubmission of bids on modified specifications, or in the termination, reduction, or modification of the awarded contract. If we are unable to win particular contracts, we may be prevented from providing services to customers that are purchased under those contracts for a number of years. In addition, upon the expiration of a contract, if the customer requires further services of the type provided by the contract, there is frequently a competitive rebidding process. There can be no assurance that we will win any particular bid, or that we will be able to replace business lost upon expiration or completion of a contract, and the termination or non-renewal of any of our significant contracts could cause our actual results to differ materially and adversely from those anticipated.

Our earnings and profitability may vary based on the mix of our contracts and may be adversely affected by our failure to accurately estimate and manage costs, time, and resources.

Our Federal Government Segment generates revenues under various types of contracts: firm-fixed-price, cost reimbursable, and time-and-materials. Our earnings and profitability may vary materially depending on changes in the proportionate amount of revenues derived from each type of contract. Under firm-fixed-price contracts, we perform specific tasks and services for a fixed price. Compared with cost reimbursable, firm-fixed-price contracts generally offer higher margin opportunities, but involve greater financial risk because we bear the impact of cost overruns. Failure to accurately estimate costs, resources, and technology needed to perform our contracts or to effectively manage and control our costs during the performance of work could result in reduced profits or in losses. Under cost reimbursable contracts, we are reimbursed for allowable costs plus a profit margin or fee. These contracts generally have lower profitability and less financial risk. Under time-and-materials contracts, we are reimbursed for labor at negotiated hourly billing rates and for certain expenses. We assume financial risk on time-and-materials contracts because we assume the risk of performing those contracts at negotiated hourly rates.

A significant loss or suspension of our facility or employee security clearances with the federal government could lead to a reduction in our revenues, cash flows, and operating results.

We act as a contractor and a subcontractor to the U.S. federal government and many of its agencies. Some government contracts require us to maintain facility security clearances and require some of our employees to have advanced degrees and/or to maintain individual security clearances. If we are unable to attract or retain qualified employees, our employees lose or are unable to timely obtain security clearances, or we lose a facility clearance, a government agency client may terminate the contract or decide not to renew it upon its expiration. In addition, a security breach by us could cause serious harm to our business, damage our reputation, and prevent us from being eligible for further work on sensitive or classified systems for federal government clients.

We are required to comply with numerous laws and regulations related to government contracts, some of which are complex, and our failure to comply could result in fines or civil or criminal penalties, or suspension or debarment, which could materially and adversely affect our results of operations.

We must comply with laws and regulations relating to the formation, administration, and performance of federal government contracts. These laws and regulations affect how we conduct business with our federal government customers. Such laws and regulations may potentially impose added costs on our business and our failure to comply with them may lead to civil or criminal penalties, termination of our U.S. government contracts, and/or suspension or debarment from contracting with U.S. government agencies. All of our U.S. government contracts can be terminated by the U.S. government either for its convenience or if we default by failing to perform under the contract. Termination for convenience provisions provide only for our recovery of costs incurred or committed settlement expenses and profit on the work completed prior to termination. Termination for default provisions provide for the contractor to be liable for excess costs incurred by the U.S. government in procuring undelivered items from another source and could damage our reputation and impair our ability to compete for future contracts. Failure to comply with regulations and required practices and procedures could harm our reputation or influence the award of new contracts.

We depend on our teaming arrangements and relationships with other contractors and subcontractors. If we are not able to maintain these relationships, or if these parties fail to satisfy their obligations to us or the customer, our revenues, profitability, and growth prospects could be adversely affected.

We rely on teaming relationships with other prime contractors and subcontractors in order to submit bids for large procurements or other opportunities where we believe the combination of services, products, and solutions provided by us and our teammates will help us to win and perform under contracts. Our future revenues and growth prospects could be adversely affected if other contractors eliminate or reduce their contract relationships with us, or if the U.S. government terminates or reduces these other contractors' programs, does not award them new contracts, or refuses to pay under a contract. We may have disputes with our subcontractors arising from, among other things, the quality and timeliness of work performed by the subcontractor, customer concerns about the subcontractor, our failure to extend existing task orders or issue new task orders under a subcontract, our hiring of a subcontractor's personnel, or the subcontractor's failure to comply with applicable law. If any of our subcontractors fail to satisfactorily perform the agreed-upon services or have regulatory compliance or other problems, our ability to fulfill our obligations as a prime contractor or higher tier subcontractor may be jeopardized. When we are in the role of a subcontractor, we often lack control over fulfillment of a contract, and poor performance on the contract could impact our customer relationship, even when we perform as required. Moreover, our revenues and operating results could be adversely affected if any prime contractor chose to offer directly to the customer services of the type that we provide, or if they team with other companies to provide those services.

Audits of our contracts by U.S. government agencies could result in unfavorable audit results that could subject us to a variety of penalties and sanctions and could harm our reputation and relationships with our customers and adversely impact results of operations.

Federal government agencies routinely audit and investigate contractors', whether commercial or federal, administrative processes and systems. These agencies review our performance on contracts, pricing practices, cost structure, and compliance with applicable laws, regulations, and standards. Any costs found to be improperly allocated to a specific contract will not be reimbursed, while such costs already reimbursed must be refunded. If a government audit uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines, and suspension or debarment from doing business with federal government agencies in the future.

Legal and Regulatory Risks

Significant legal actions, claims or investigations could subject us to substantial uninsured liabilities, result in damage to our business reputation, result in the discontinuation of our client relationships, and adversely affect our recruitment and retention efforts.

We employ people internally and in the workplaces of other businesses. Our ability to control or influence the workplace environment of our clients is limited. Further, many of the individuals that we place with our clients have access to client information systems and confidential information. As the employer of record of our billable professionals, we incur a risk of liability due to the actions of our professionals at client sites or with client information and systems, and to our professionals for various workplace events, including claims of physical injury, discrimination, harassment, or failure to protect confidential personal information. Other inherent risks include possible claims of errors and omissions, claims related to acquisitions, intentional misconduct, release, misuse or misappropriation of client intellectual property, criminal activity, torts, or other claims. We have been and could, in the future, be subject to large collective, class, or Private Attorneys General Act ("PAGA") actions alleging violation of wage and hour laws. These types of actions typically involve substantial claims and significant defense costs. We also have been subject to legal actions alleging vicarious liability, job posting violations, negligent hiring, discrimination, sexual harassment, retroactive entitlement to employee benefits or pay, retaliation, and related legal theories. We may be subject to liability in such cases even if the contribution to the alleged injury was minimal. Moreover, in most instances, we are required to indemnify clients against some or all of these risks if they are caused by us or our employees, and we could be required to pay substantial sums to fulfill our indemnification obligations.

A failure of any of our employees internally, or billable professionals in clients' workplaces, to observe our policies and guidelines intended to reduce these risks could result in negative publicity, injunctive relief, investigations and/or charges, payment of monetary damages or fines, or other material adverse impacts on our business. Claims raised by clients stemming from the improper actions of our professionals, even if without merit, could cause us to incur significant expense associated with the costs or damages related to such claims. Further, such claims by clients could damage our business reputation and result in the discontinuation of client relationships. Any associated negative publicity could adversely affect our ability to attract and retain clients and qualified professionals in the future.

We proactively address many of these issues with our robust compliance program. Further, to protect ourselves from the costs and damages of significant legal actions and claims, we maintain workers' compensation, errors and omissions, cybersecurity, employment practices, and general liability insurance coverage in amounts and with deductibles that we believe are appropriate for our operations. Our insurance policies include a retention amount and may not cover all claims against us or continue to be available to us at a reasonable cost. In addition, we face various employment-related risks not covered by insurance, such as wage and hour laws and employment tax responsibility. If we do not maintain adequate insurance coverage or are made party to significant uninsured claims, we may be exposed to substantial liabilities that could have a material adverse impact on our results of operations and financial condition.

Our business is subject to government regulation, which in the future could restrict the types of employment services we are permitted to offer or result in additional or increased costs that reduce our revenues and earnings.

The IT industry is regulated in the United States and other countries in which we operate. We are subject to federal, state, and local laws and regulations governing the employer/employee relationship, such as those related to payment of federal, state, and local payroll and unemployment taxes for our employees, tax withholding, social security or retirement benefits, licensing, wage and hour requirements, paid sick leave, paid family leave and other leaves, employee benefits, pay equity, non-discrimination, sexual harassment, and workers' compensation; and we must further comply with immigration laws and a wide variety of notice and administrative requirements, such as record keeping, written contracts, notification, and reporting. We are also subject to U.S. laws and regulations relating to government contracts with federal agencies. In certain other countries, we may not be considered the legal employer of our temporary personnel, however we are still responsible for collecting taxes and social security deductions and transmitting these amounts to the taxing authorities.

In addition, we receive, store, use and otherwise process information that relates to individuals and/or constitutes "personal information" or similar terms under applicable data privacy laws, including from and about our employees and business contacts. We also depend on a number of third-party vendors in relation to the operation of our business, a number of which process personal information on our behalf. We and our vendors are subject to data privacy, protection, and security laws, rules, regulations, industry standards and other requirements, including the European Union General Data Protection Regulation ("EU GDPR"), the U.K. General Data Protection Regulation and the U.K. Data Protection Act 2018 (collectively, the "U.K. GDPR"). These laws impose stringent data protection requirements on personal information and provide for significant penalties for noncompliance. These laws impact our U.S. operations as well as our European operations as they apply not only to third-party transactions, but also to transfers of personal information among the Company and its subsidiaries. Certain U.S. states such as California have also enacted new or modified data privacy laws imposing requirements including security measures for personal information. Although we have implemented and are implementing policies and procedures designed to comply with these laws and regulations, the application and interpretation of data privacy laws are constantly evolving and are subject to change, creating a complex compliance environment. In some cases, these requirements may be either unclear in their interpretation and application or they may have inconsistent or conflicting requirements with each other. Further, there has been a substantial increase in legislative activity and regulatory focus on data privacy and security in the United States and elsewhere, including in relation to cybersecurity incidents. Any failure or perceived failure by us or our vendors to comply with applicable laws, rules, regulations and other requirements related to consumer protection, information security, data protection and privacy could result in legal claims or proceedings (including class actions), governmental enforcement actions and investigations, fines, and other penalties that could potentially have an adverse effect on our operations and reputation including a loss of confidence in us or damage to our brands. We could incur significant costs in investigating and defending such claims and, if found liable, pay significant damages or fines or be required to make changes to our business. If any of these events were to occur, our operations and financial condition could be materially adversely affected.

Future changes in the laws or governmental regulations affecting our business may result in the prohibition or restriction of certain types of consulting or employment services that we are permitted to offer, or the imposition of new or additional compliance requirements that could increase our costs and reduce our revenues and earnings. Due to the substantial number of state and local jurisdictions in which we operate, there also is a risk that we may be unable to adequately monitor actual or proposed changes in, or the interpretation of, the laws or governmental regulations of such states and localities. Any delay in our compliance with changes in such laws or governmental regulations could result in potential fines, penalties, or other sanctions for non-compliance. In addition, although we may elect to bill some or all of any additional costs to our customers, there can be no assurances that we will be able to increase the fees charged to our customers in a timely manner and in a sufficient amount to fully cover any increased costs as a result of future changes in laws or government regulations.

Our business may be materially affected by changes to fiscal and tax policies that could adversely affect our results of operations and cash flows.

Our business is subject to taxation in the United States and the foreign jurisdictions where we operate. Due to economic and political conditions, tax rates in various jurisdictions may be subject to significant change. Our future effective tax rates could be affected by changes made by the current administration in the United States and in the mix of earnings in countries with differing statutory tax rates or by changes in the tax laws or their interpretation.

Various levels of government also are increasingly focused on tax reform and other legislative action to increase tax revenue. Further changes in tax laws in the United States or foreign jurisdictions where we operate, or in the interpretation of such laws, could have a material adverse effect on our business, results of operations, financial condition, or cash flows.

We are subject to various business and regulatory risks associated with international operations, which could increase our costs, cause our results of operations to fluctuate, and adversely affect our business.

We conduct business outside the United States primarily in Canada and Europe, and we have delivery centers in Mexico and India. Our international operations, which represented approximately five percent of our consolidated costs of services in 2025, expose us to, among other things, operational, regulatory, and political risks in the countries in which we operate.

General Risks

The loss of key members of our senior management team, as well as failure to develop the next generation of future leaders, could adversely affect the execution of our business strategy and our financial results.

We believe that the successful execution of our business strategy and our ability to build upon our business and acquisitions of new businesses depends on the continued employment of key members of our senior management team and maintaining good succession plans for their retirement or other departure. If we cannot attract and retain qualified personnel or effectively implement appropriate succession plans, it could have a material adverse impact to our business, financial condition, and/or results of operations. We have provided short-term and long-term incentive compensation to our key management in an effort to retain them, and have prepared succession plans at such time as their employment ends. However, if members of our senior management team become unable or unwilling to continue in their present positions, or our succession plans are not adequate, we could incur significant costs and experience business disruption related to time spent on efforts to replace them, and our financial results and our business could be adversely affected. Additionally, we must continue to recruit, train, and develop management team members in order to achieve our current business objectives and execute on our succession plans. A failure to support leadership excellence through adequate resources, expectations and training required for growth or in the event of the loss of key members of our senior management team could jeopardize our ability to meet our business performance expectations and adversely affect our financial results.

Failure of internal controls may leave us susceptible to errors and fraud.

Management does not expect that our disclosure controls and internal controls will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable assurance that the objectives of the control system are met. Furthermore, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, would be detected, particularly in our newly acquired companies and international operations. If our internal controls are unsuccessful, our business and results of operations could be adversely affected.

The trading price of our common stock has experienced significant volatility.

The market price of our stock has fluctuated substantially in the past and could fluctuate substantially in the future, based on a variety of factors, including our operating results; announcements of changes in government priorities; changes in general conditions in the economy and/or the staffing and consulting industries; announcements by our competitors; involvement in a significant litigation matter; a major change in our management; and short sales, hedging, and other derivative transactions in shares of our common stock. In addition, the stock market in general has experienced historical volatility that is unrelated to the operating performance of our Company. Broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our operating results. Among other things, volatility in our stock price could mean that investors will not be able to sell their shares at or above the prices they pay. The volatility also could impair our ability in the future to offer common stock as a source of additional capital or as consideration in the acquisition of other businesses, or as compensation for our key employees.

Provisions in our corporate documents and Delaware law may delay or prevent a change in control that our stockholders consider favorable.

Provisions in our certificate of incorporation and bylaws could have the impact of delaying or preventing a change of control or changes in our management. These provisions include the following:

- Our Board has the right to elect directors to fill a vacancy in the Board upon the resignation, death, or removal of a director, which prevents stockholders from being able to fill vacancies on our Board until the next applicable annual meeting of stockholders.
- Stockholders must provide advance notice to nominate individuals for election to the Board or to propose matters that can be acted upon at a stockholders' meeting. Further, our Board is divided into three classes and only one class is up for election each year. These provisions may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of us.
- Our Board may issue, without stockholder approval, up to one million shares of undesignated or "blank check" preferred stock. The ability to issue undesignated or "blank check" preferred stock makes it possible for our Board to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt by, or make it more difficult for, a third party to acquire us.

As a Delaware corporation, we are also subject to certain Delaware anti-takeover provisions, including Section 203 of the Delaware General Corporation Law. Under these provisions, a corporation may not engage in a business combination with any large stockholders who hold 15 percent or more of our outstanding voting capital stock in a merger or business combination unless the holder has held the stock for three years, the Board has expressly approved the merger or business transaction, or at least two-thirds of the outstanding voting capital stock not owned by such large stockholder approves the merger or the transaction. These provisions of Delaware law may have the impact of delaying, deferring, or preventing a change of control and may discourage bids for our common stock at a premium over its market price. In addition, our Board could rely on these provisions of Delaware law to discourage, prevent, or delay an acquisition of us.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 1C. Cybersecurity

A process for assessing, identifying, and managing cybersecurity related risks is integrated into our overall enterprise risk management ("ERM") process. Cybersecurity related risks are included in the risk universe that the ERM process participants evaluate to assess top risks to the Company on an annual basis. The Audit Committee of the Board oversees the ERM annual risk assessment. Furthermore, as a digital innovation and transformation company, we are committed to our ever-evolving cyber protocols that safeguard our people, clients, and data. Every year, we assess our approach to information and physical security, risk management, incident response, business continuity management, and personal data privacy and protection.

ASGN takes an enterprise approach to data protection and cybersecurity, focusing on continual process and technology improvements to enable safety, security, and information privacy. All our brands align to the Department of Defense's Cybersecurity Maturity Model Certification ("CMMC") 2.0 framework and have implemented common technology and data protection and cybersecurity controls and processes, which provides a unified approach to our cybersecurity measures. This does not imply that we meet any particular technical standards, specifications, or requirements, only that we use the CMMC 2.0 framework as a guide to help us identify, assess, and manage cybersecurity risks relevant to our business. We have invested in endpoint protection, cloud security, vulnerability management, and data loss prevention, featuring insider threat detection, and we also conduct regular threat actor risk assessments and assess the risk posed by third-party vendors. Further, we conduct penetration tests to detect potential security gaps in cloud and on-premise systems. These tests continuously simulate cyber-attacks across the entire enterprise including physical hardware, network endpoints, and critical applications such as Oracle, SQL, Deltek, web and cloud-based services.

We maintain a vigilant approach to cybersecurity and operational readiness, with cybersecurity practices designed to reduce the impact of any incident. We have business continuity and disaster recovery policies and our plans are tested annually to confirm critical business functions can continue with minimal disruption in unforeseen circumstances. Our cybersecurity incident response plan is reviewed and tested through internal and external assessments, including incident response audits, to assess effectiveness and readiness.

In addition to these practices, our resiliency framework incorporates annual testing of business continuity and disaster recovery plans, with identified improvements integrated into our operational and security processes. Our resiliency efforts combine cybersecurity, physical security, and data privacy controls to support continuity of operations during disruptive events. Insights gained from these evaluations inform enhancements to our procedures and strengthen our overall ability to respond to and recover from incidents.

We conduct regular internal and external audits to adhere to our security policies and procedures and identify improvement areas. Our audits include annual audits conducted by third-party service providers, internal audits, compliance audits, risk assessments, and incident response audits. In addition to these audits, ASGN collaborates with industry partners, law enforcement agencies, and government organizations to share intelligence and best practices related to cybersecurity. This collaboration helps us stay ahead of emerging threats and continuously improve our security posture.

We face risks from cybersecurity threats, that if realized, are reasonably likely to materially affect us including our operations, business strategy, results of operations or financial condition. In 2025, we have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents. See the risk factor related to "*The failure to prevent a cybersecurity incident affecting our or third-party systems could result in the disruption of our services or the disclosure or misuse of sensitive information, which could harm our reputation, decrease demand for our services and products, expose us to liability, penalties, and remedial costs, or otherwise adversely affect our financial performance*" in Item 1A. Risk Factors.

<u>Governance</u>

ASGN's data protection and cybersecurity governance structure enables transparency and visibility to key stakeholders: the Company's Board and its Strategy and Technology, and Audit Committees, and the Company's Chief Executive Officer ("CEO"). The Board's Strategy and Technology Committee focuses on technology and cybersecurity, while the Board's Audit Committee reviews data security breaches or other issues. Each committee reports to the full Board regarding its activities, including those related to cybersecurity. The full Board also receives briefings from management on our cyber risk management program. In addition, management updates the Board, where it deems appropriate, regarding cybersecurity incidents it considers to be significant. Board members receive presentations on cybersecurity topics from the Company's Chief Information Security Officer ("CISO"), and external experts as part of the Board's continuing education on topics that impact public companies. Our CISO joined the Company in 2018 in connection with the acquisition of ECS Federal, LLC and has decades of experience in oversight of cybersecurity operations.

Two key enabling bodies, ASGN's Enterprise Security Council ("Council") and the Security Operations Center ("SOC"), have primary responsibility for our overall cybersecurity risk management program and provide the structure necessary to set policy and direction as well as operationalize our required security posture.

- The Council is led by the CISO and includes the Company's Chief Innovation Officer as well as a dedicated team of Cybersecurity Information Security Professionals, consisting of system engineers and security administrators. The Council members bring a wealth of experience in security operations, business process engineering, software development, enterprise resource planning systems, and the management of multinational wide area networks. The Council reports to the CEO and the Board's Strategy and Technology Committee and its primary mandate is to formulate comprehensive data protection and cybersecurity policies for ASGN, oversee the management of emerging security threats, proactively mitigate security risks, and safeguard our valuable assets. The Company also maintains an Advanced Research Center, which performs continual risk assessments of threat actors, including Advanced Persistent Threats, cybercriminals, and hacktivists, and provides periodic reports to management and our Board committees.

- ASGN's Federal Government Segment, plays a vital role in safeguarding ASGN through its essential security control function. Serving as a managed services provider for both clients and internal operations, it oversees the SOC which is dedicated to monitoring, detecting, and responding to cybersecurity threats across our organization. Operating 24 hours a day, seven days a week, our SOC diligently filters system logs, leveraging proprietary AI/ML tools to identify global threats. We conduct continuous active hunts, and forensic analysis inspections on our network, proactively seeking out malware and intrusions.

Item 2. Properties

As of December 31, 2025, we do not own any real estate or other physical properties. Our administrative and principal executive offices are located in Virginia. We lease branch offices across the United States, Canada, and United Kingdom and delivery centers in Mexico and India. We believe that our facilities are suitable and adequate for our current operations. For additional information on our office facilities, see *Note 5. Leases in Item 8. Financial Statements and Supplementary Data.*

Item 3. Legal Proceedings

We are involved in various legal proceedings, investigations, claims, indemnification claims and litigation, including purported collective class and PAGA actions alleging violations of wage and hour laws, job posting laws, and other actions. However, based on the facts currently available, we do not believe that the disposition of matters that are pending or asserted will have a material effect on our financial position, results of operations, or cash flows.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Common Stock — Our common stock is listed on the New York Stock Exchange, or NYSE, under the symbol ASGN. At February 12, 2026 we had 41.3 million shares outstanding, 27 holders of record and an indeterminate number of beneficial owners of our common stock held through brokers and other intermediaries.

Dividend Information — Since inception, we have not declared or paid any cash dividends on our common stock, and we have no present intention of paying any dividends on our common stock in the foreseeable future. Our Board periodically reviews our dividend policy to determine whether the declaration of dividends is appropriate. The terms of our credit facility restrict our ability to pay dividends. The restriction is variable based upon our leverage ratio and certain other circumstances, as outlined in the agreement.

Securities Authorized for Issuance Under Equity Compensation Plan — Our equity compensation plan information required by this item is incorporated by reference to the information in Part III, Item 12 of this 2025 10-K.

Stock Performance Graph — The following graph compares the performance of ASGN's common stock price during the period from December 31, 2020 to December 31, 2025 with the composite prices of companies (i) listed on the NYSE, (ii) included in the SIC Code No. 7389—Business Services, Not Elsewhere Classified ("Business Services"), and (iii) included in the SIC Code No. 736—Personnel Supply Services Companies ("Personnel Supply Services"). The graph depicts the results of investing $100 on December 31, 2020, and assumes that dividends were reinvested, where applicable, during the period. The comparisons shown in the graph below are based upon historical data, and we caution stockholders that the stock price performance shown in the graph below is not indicative of, nor intended to forecast, potential future performance.



Comparison of Cumulative Total Return

At December 31,	2020	2021	2022	2023	2024	2025
ASGN	$ 100.00	$ 147.73	$ 97.55	$ 115.13	$ 99.77	$ 57.67
Business Services	$ 100.00	$ 83.16	$ 64.20	$ 81.84	$ 93.92	$ 100.23
Personnel Supply Services	$ 100.00	$ 133.46	$ 98.75	$ 109.17	$ 79.30	$ 53.78
NYSE Market Index	$ 100.00	$ 120.68	$ 109.39	$ 124.46	$ 144.12	$ 169.62

Recent Sales of Unregistered Securities — None.

Common Stock Repurchases — On November 17, 2025, the Company's Board approved a new stock repurchase program under which the Company may repurchase $1.0 billion of its common stock and prior authorization amounts were cancelled. Under terms of the program, purchases can be made in the open market or under a Rule 10b5-1 trading plan. The stock repurchase program does not obligate the Company to acquire any particular amount of the Company's stock and may be suspended at any time at the Company's discretion.

The Company's repurchases of its common stock during the three months ended December 31, 2025, and the approximate dollar value of shares that may be purchased under the program as of December 31, 2025, are shown in the table below.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plan	Approximate Dollar Value of Shares That May Yet be Purchased Under the Plan (in millions)
October 1-31, 2025	498,190	$ 46.67	498,190	$ 399.4
November 1-30, 2025	434,630	$ 43.71	434,630	$ 994.0
December 1-31, 2025	461,825	$ 47.64	461,825	$ 972.0
Total	1,394,645	$ 46.07	1,394,645	$ 972.0

In connection with our stock-based compensation plans, during the three months ended December 31, 2025, common stock totaling 16,174 shares with an aggregate value of $0.8 million were tendered by employees for payment of applicable statutory tax withholdings. These shares are excluded from the table above.

During the three months ended December 31, 2025, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

Item 6. Selected Financial Data

None.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the other sections of this 2025 10-K, including the *Special Note on Forward-Looking Statements* and *Part I, Item 1A. Risk Factors.*

OVERVIEW

ASGN provides IT solutions across the commercial and government sectors. ASGN operates through two segments, Commercial and Federal Government. The Commercial Segment, which is the largest segment, provides consulting, creative digital marketing, and permanent placement services primarily to Fortune 1000 and large mid-market companies. The Federal Government Segment provides advanced IT solutions in data and AI, cybersecurity, and enterprise transformation to some of the world's leading agencies in the public and private sectors. Virtually all of the Company's revenues are generated in the United States.

Critical Accounting Policies and Estimates

Our financial statements are prepared in conformity with accounting principles generally accepted in the United States ("GAAP"), which require us to make certain assumptions and related estimates affecting the amounts reported in the consolidated financial statements. Actual results could differ from those estimates.

Critical accounting policies are those we believe are both most important to the portrayal of our financial condition and results and require our most difficult, subjective or complex judgments, often because we must make estimates about matters that are inherently uncertain. Judgments and uncertainties affecting the application of those policies may result in materially different amounts being reported under different conditions or using different assumptions. We believe the accounting policies and estimates most critical in understanding the judgments involved in preparing our financial statements are goodwill and acquired intangible assets.

Recognition of Goodwill and Acquired Intangible Assets — Determining the fair value of goodwill and intangible assets requires management's judgment, the use of significant estimates and assumptions and, in some cases, the utilization of independent valuation experts. The most critical assumptions utilized in this determination are the future cash flow estimates associated with the acquired businesses, as well as discount rates and royalty rates applied to those cash flow estimates.

Recoverability of Goodwill and Trademarks — Goodwill and trademarks are evaluated for impairment annually on October 31st, or more frequently if an event occurs or circumstances change, including but not limited to, a significant decrease in expected revenues or cash flows;

an adverse change in the business environment, regulatory environment or legal factors; or a substantial sustained decline in the market capitalization of our stock. Goodwill is tested at the reporting unit level, which is generally an operating segment or one level below the operating segment level, where a business operates and for which discrete financial information is available and reviewed by segment management. The Company's only identifiable indefinite-lived intangible assets are its trademarks.

When evaluating goodwill and trademarks for impairment, the Company may first perform a qualitative assessment to determine whether it is more likely than not that there has been an impairment. A qualitative assessment takes into consideration (i) macroeconomic, industry and market conditions; (ii) cost factors; (iii) overall financial performance compared with prior projections, including changes in assumptions since the last quantitative assessment; (iv) future performance and projections; (v) the excess of fair value over carrying value as of the most recent quantitative assessment performed; and (vi) other relevant entity-specific events. The decision to perform a qualitative assessment in a given year is influenced by a number of factors including the significance of the excess of the estimated fair value over carrying amount at the last quantitative assessment date and the amount of time between quantitative fair value assessments. If the Company decides not to perform a qualitative assessment, or if it determines that it is more likely than not that the carrying amount of goodwill or trademarks exceeds their fair value, a quantitative assessment is performed to determine the estimated fair value of the reporting unit or trademark.

To estimate the fair value of a reporting unit, quantitative analysis would generally include a combination of a discounted cash flow ("DCF") model and a market approach. Key inputs to the DCF model would include (i) future revenues; (ii) earnings before interest, taxes, depreciation and amortization; and (iii) the weighted average cost of capital discount rate. As a result of a quantitative assessment, if the carrying amount exceeds the estimated fair value, an impairment charge would be recorded to reduce the carrying amount of goodwill.

To estimate the fair value of a trademark, quantitative analysis would generally include, an income approach, specifically a relief-from-royalty method. As a result of a quantitative assessment, if the carrying amount exceeds the estimated fair value, an impairment charge would be recorded to reduce the carrying amount of the trademark.

For the 2025 impairment test of goodwill and trademarks, the Company performed a qualitative assessment and determined there were no indicators of impairment and it was more likely than not that the fair value of its two reporting units, Commercial and Federal Government, and its trademarks, exceeded their respective carrying amounts.

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2025 COMPARED WITH THE YEAR ENDED DECEMBER 31, 2024

In this section, we discuss the results of our operations for the year ended December 31, 2025 compared with the year ended December 31, 2024. For a discussion of the year ended December 31, 2024 compared with the year ended December 31, 2023, please refer to *Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations* in our Annual Report on Form 10-K for the year ended December 31, 2024.

Revenues

Revenues for the year were $4.0 billion, down 2.9 percent year-over-year. The table below shows our revenues by segment (in millions).

	2025	2024	Change	% of Total 2025	% of Total 2024	Change
Commercial:						
Consulting	$ 1,290.1	$ 1,128.2	14.4 %	32.4 %	27.5 %	4.9 %
Assignment	1,500.1	1,740.5	(13.8)%	37.7 %	42.5 %	(4.8)%
	2,790.2	2,868.7	(2.7)%	70.1 %	70.0 %	0.1 %
Federal Government	1,190.2	1,231.0	(3.3)%	29.9 %	30.0 %	(0.1)%
Consolidated	$ 3,980.4	$ 4,099.7	(2.9)%	100.0 %	100.0 %	

Commercial Segment revenues (70.1 percent of total revenues) were down 2.7 percent year-over-year and are categorized into five industries: (i) Consumer and Industrial, (ii) Financial Services, (iii) Technology, Media and Telecom ("TMT"), (iv) Healthcare, and (v) Business Services. The Consumer and Industrials industry was up low-teens and Healthcare was up low single digits, while the remaining three industries declined. Federal Government Segment revenues (29.9 percent of total revenues) were down 3.3 percent year-over-year. Federal Government Segment revenues are categorized into four customer types: (i) Defense and Intelligence, (ii) National Security, (iii) Civilian, and (iv) other clients. Federal Civilian and Defense and Intelligence both declined year-over-year, while National Security was up.

Total IT consulting services revenues were $2.5 billion (62.3 percent of total revenues), up 5.1 percent year-over-year. Commercial Segment consulting revenues were $1.3 billion, up 14.4 percent year-over-year. Federal Government Segment revenues, which are all consulting revenues, were $1.2 billion, down 3.3 percent year-over-year mainly related to the loss of certain contracts as a result of initiatives associated with DOGE. Assignment revenues, which totaled $1.5 billion (37.7 percent of total revenues), were down 13.8 percent year-over-year, reflecting continued softness in the portions of the Commercial Segment Business that are more sensitive to changes in the macroeconomic cycles.

Gross Profit and Gross Margin

The table below shows gross profit and gross margin by segment (in millions).

	Gross Profit			Gross Margin		
	2025	2024	Change	2025	2024	Change
Commercial	$ 914.4	$ 932.9	(2.0)%	32.8 %	32.5 %	0.3 %
Federal Government	234.7	250.8	(6.4)%	19.7 %	20.4 %	(0.7)%
Consolidated	$ 1,149.1	$ 1,183.7	(2.9)%	28.9 %	28.9 %	— %

Gross profit is comprised of revenues, less costs of services, which consist primarily of compensation for our billable professionals, other direct costs, and reimbursable out-of-pocket expenses.

Consolidated gross profit declined 2.9 percent consistent with the decline in revenues, resulting in a consistent gross margin of 28.9 percent in each year. Gross margin for the Commercial Segment was up 30 basis points, reflecting a higher mix of consulting revenues. Gross margin for the Federal Government Segment was down 70 basis points, primarily due to a higher volume of revenues from low-margin software licenses, the loss of certain higher margin contracts as a result of initiatives associated with DOGE, and higher rates of fringe benefits.

Selling, General, and Administrative Expenses

Selling, general, and administrative ("SG&A") expenses consist primarily of compensation expense for our field operations and corporate staff, rent, information systems, marketing, telecommunications, public company expenses, and other general and administrative expenses. SG&A expenses were $854.0 million (21.5 percent of revenues), compared with $821.2 million (20.0 percent of revenues) in 2024. SG&A expenses for the year ended December 31, 2025 included $26.5 million in acquisition, integration, and strategic planning expenses, inclusive of $5.2 million in charges related to strategic workforce optimization initiatives. Additionally, in 2025, there was a $4.4 million write-off charge related to previously capitalized costs for software enhancements that will no longer be placed into service.

Amortization of Intangible Assets

Amortization of intangible assets was $64.8 million, up from $58.1 million in 2024. The increase relates to amortization of intangible assets associated with the acquisition of TopBloc (see *Note 6. Acquisition* in *Item 8. Financial Statements and Supplementary Data*), partially offset by lower amortization from older intangible assets that are reaching, or have reached, the end of their useful lives.

Interest Expense, Net

Interest expense, net, which consists primarily of cash-based interest expense, amortization and adjustments to deferred loan costs, and interest income, was $67.7 million, up from $64.3 million in 2024. The increase was due to higher outstanding borrowings. The weighted-average outstanding borrowings for 2025 and 2024 were $1.21 billion and 5.6 percent, and $1.05 billion and 6.0 percent, respectively.

Provision for Income Taxes

The provision for income taxes was $49.1 million, down from $64.9 million in 2024 due to lower income before income taxes. The effective tax rate of 30.2 percent was higher than the effective tax rate of 27.0 percent in 2024. The increase in the effective income tax rate was primarily due to higher non-deductible executive compensation related to the termination of the Company's deferred compensation plan (see *Note 12. Stock-Based Compensation and Other Employee Benefit Plans* in *Item 8. Financial Statements and Supplementary Data*), and tax shortfalls related to stock-based compensation arrangements.

Net Income

Net income was $113.5 million, down from $175.2 million in 2024.

Commercial Segment - Consulting Metrics

Commercial consulting bookings are the value of new contracts entered into during a specified period, including adjustments for the effects of changes in contract scope and contract terminations ("Bookings"). The underlying contracts are terminable by the client on short notice with little or no termination penalties. Measuring Bookings involves the use of estimates and judgments and there are no independent standards or requirements governing the calculation of bookings. Information regarding Bookings is not comparable to, nor should it be substituted for, an analysis of reported revenues. The book-to-bill ratio for our commercial consulting revenues is the ratio of Bookings to commercial consulting revenues for a specified period.

	Year Ended December 31,		
(Dollars in millions)	2025	2024	2023
Bookings	$ 1,522.8	$ 1,281.3	$ 1,351.9
Book-to-Bill Ratio	1.2 to 1	1.1 to 1	1.2 to 1

Federal Government Segment Metrics

Contract backlog for our Federal Government Segment represents the estimated amount of future revenues to be recognized under awarded contracts, including task orders and options, at a point in time ("Contract Backlog"). These estimates are subject to change and may be affected by the execution of new contracts, the extension or early termination of existing contracts, the non-renewal or completion of current contracts, and adjustments to estimates for previously included contracts. There is no assurance our contract backlog will result in future revenues. The timing of the execution of new contracts and other changes are affected by the funding cycles of the government and can vary from quarter to quarter. New contract awards are the estimated amount of future revenues to be recognized under contracts awarded during a specified period, including adjustments to estimates for contracts awarded in previous periods ("New Contract Awards"). Information regarding New Contract Awards is not comparable to, nor should it be substituted for, an analysis of reported revenues. Due to variability, New Contract Awards are presented on a trailing-twelve-months ("TTM") basis. The book-to-bill ratio for our Federal Government Segment is the ratio of New Contract Awards to revenues for a specified period. Contract backlog coverage ratio is calculated as total Contract Backlog divided by TTM revenues.

	Year Ended December 31,		
(Dollars in millions)	2025	2024	2023
New Contract Awards	$ 1,020.3	$ 1,340.5	$ 1,022.2
Book-to-Bill Ratio	0.9 to 1	1.1 to 1	0.8 to 1

	December 31,		
(Dollars in millions)	2025	2024	2023
Funded Contract Backlog	$ 492.9	$ 529.0	$ 543.5
Negotiated Unfunded Contract Backlog	2,455.6	2,589.6	2,466.0
Contract Backlog	$ 2,948.5	$ 3,118.6	$ 3,009.5
Contract Backlog Coverage Ratio	2.5 to 1	2.5 to 1	2.4 to 1

Liquidity and Capital Resources

Our working capital, which is current assets less current liabilities, at December 31, 2025 was $491.9 million, and our cash and cash equivalents were $161.2 million. Our cash flows from operating activities have been our primary source of liquidity and have been sufficient to meet our working capital and capital expenditure needs. At December 31, 2025, we had approximately $455.0 million available under the $500.0 million revolving credit facility. We believe that our cash and cash equivalents on hand, expected operating cash flows, and availability under our revolving credit facility will be sufficient to fulfill our obligations, working capital requirements, capital expenditures, and anticipated acquisitions (see *Note 17. Subsequent Events* in *Item 8. Financial Statements and Supplementary Data*) for the next 12 months and beyond.

Net cash provided by operating activities was $327.9 million in 2025, compared with $400.0 million in 2024. The year-over-year decrease primarily relates to changes in operating assets and liabilities which generated net cash outflow of $3.5 million in 2025 compared with net cash inflow of $46.1 million in 2024. These changes are mainly attributable to accounts receivable days sales outstanding which increased in 2025 and decreased in 2024. The year-over-year decrease was also due to lower net cash provided by operating activities before changes in operating assets and liabilities, which was $331.4 million in 2025, compared with $353.9 million in 2024.

Net cash used in investing activities in 2025 was $343.9 million, comprised of $304.1 million used to acquire TopBloc (see *Note 6. Acquisition* in *Item 8. Financial Statements and Supplementary Data*) and $39.8 million used for capital expenditures. Net cash used in investing activities in 2024 was $35.3 million related to capital expenditures.

Net cash used in financing activities in 2025 was $29.4 million and primarily consisted of $170.1 million to repurchase the Company's common stock, offset by net borrowings under the senior secured credit facility totaling $138.7 million. Net cash used in financing activities in 2024 was $333.2 million and primarily consisted of $327.2 million to repurchase the Company's common stock.

For details on the Company's senior secured credit facility, comprised of a revolving credit facility, term loan A, term loan B, and unsecured senior notes, see *Note 9. Long-Term Debt in Item 8. Financial Statements and Supplementary Data.*

Commitments and Contingencies — The following table sets forth, on an aggregate basis, the amounts of specified contractual cash obligations required to be paid in the future periods (in millions):

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Long-term debt obligations[1]	$ 68.8	$ 796.1	$ 516.6	$ —	$ 1,381.5
Operating Leases[2]	23.8	31.3	11.9	2.0	69.0
Purchase obligations[3]	81.3	96.1	39.8	—	217.2
	$ 173.9	$ 923.5	$ 568.3	$ 2.0	$ 1,667.7

_____

[1] Long-term debt obligations include principal payments and estimated interest and fees calculated based on the rates in effect at December 31, 2025.
[2] Represents the future minimum lease payments for non-cancelable operating leases.
[3] Purchase obligations include non-cancelable job board service agreements, outsourcing services, software maintenance and license agreements and software subscriptions. In the fourth quarter of 2025, the Company entered into a multi-year contract for outsourcing services.

For additional information about these contractual cash obligations, see *Notes 5. Leases, 9. Long-Term Debt,* and *10. Commitments and Contingencies* in *Item 8. Financial Statements and Supplementary Data*.

We have retention policies for our workers' compensation liability exposures. The workers' compensation loss reserves are based upon an actuarial report obtained from a third party and are determined based on claims filed and claims incurred but not reported. We account for claims incurred but not yet reported based on estimates derived from historical claims experience and current trends of industry data. Changes in estimates, differences in estimates, and actual payments for claims are recognized in the period that the estimates changed or the payments were made. The workers' compensation loss reserves were $2.2 million and $2.8 million, net of anticipated insurance and indemnification recoveries of $9.5 million and $10.5 million, at December 31, 2025 and 2024, respectively. We have undrawn stand-by letters of credit outstanding to secure obligations for workers' compensation claims and other obligations. The undrawn stand-by letters of credit were $3.7 million at December 31, 2025 and 2024.

During the second quarter of 2025, the Company terminated its deferred compensation plan ("DCP"). The final distribution of all participant account assets will occur in June 2026. As of December 31, 2025, the plan assets and liabilities were $19.1 million and were included in other current assets and other current liabilities on the consolidated balance sheet. As of December 31, 2024, the plan assets and liabilities were $17.8 million, of which $1.7 million was included in other current assets and other current liabilities, and the remaining $16.1 million was included in other non-current assets and other long-term liabilities on the consolidated balance sheet.

Off-Balance Sheet Arrangements

As of December 31, 2025, we had no off-balance sheet arrangements.

Accounting Standards Updates

See *Note 3. Accounting Standards Update* in *Item 8. Financial Statements and Supplementary Data* for a discussion of new accounting pronouncements.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

We are exposed to certain market risks arising from transactions in the normal course of business, principally risks associated with interest rates. Our exposure to interest rate risk is associated with our debt instruments. See *Note 9. Long-Term Debt* in *Item 8. Financial Statements and Supplementary Data* for a further description of our debt instruments. A hypothetical 100 basis-point change in interest rates on variable-rate debt would have resulted in interest expense fluctuating approximately $6.3 million based on $632.6 million of debt outstanding for a 12-month period. We have not entered into any market risk sensitive instruments for trading purposes.

Item 8. Financial Statements and Supplementary Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of ASGN Incorporated

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ASGN Incorporated and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive income, stockholders' equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes and the financial statement schedule listed in the Index at Item 15(a)(2) (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2026 expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Identifiable Intangible Assets, net — Creative Circle Trademark - Refer to Notes 2 and 7 of the financial statements

Critical Audit Matter Description

The Company performed qualitative impairment tests of its indefinite-lived trademarks on the annual assessment date, October 31, 2025. The Company determined there were no indicators of impairment and it was more likely than not that the fair value of each of the trademarks exceeded their respective carrying amounts. A qualitative assessment takes into consideration (i) macroeconomic, industry and market conditions, (ii) cost factors, (iii) overall financial performance compared with prior projections, (iv) future performance and projections, (v) the excess of fair value over carrying value as of the most recent quantitative assessment performed, and (vi) other relevant entity-specific events to determine whether it was more likely than not that the fair values of indefinite-lived trademarks were less than their carrying amounts as a basis for determining whether it is necessary to perform a quantitative indefinite-lived trademark impairment test.

Given the judgments used to determine whether it is more likely than not that impairment of the Creative Circle indefinite-lived trademark has occurred, including management's judgment as it relates to their evaluation of macroeconomic, industry and market considerations, and the recent financial performance, we identified this to be a critical audit matter. Auditing management's conclusions that the indefinite-lived trademark related to the Creative Circle trademark was recoverable involved subjective judgment and an increased extent of effort, including the involvement of our fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to management's qualitative assessment of indefinite-lived trademark impairment for the Creative Circle included the following, among others:

- We tested the design and operating effectiveness of management's internal controls over their indefinite-lived trademark qualitative impairment evaluation, including those over the significant assumptions used in management's qualitative impairment test.

- We evaluated management's qualitative assessment of factors affecting Creative Circle's forecasted revenue by comparing the forecasts to (i) historical results, (ii) information obtained from inquiry with non-financial management personnel, (iii) internal communications between management and the Board of Directors, and (iv) information included in the Company's press releases.

- With the assistance of our fair value specialists, we evaluated the reasonableness of management's qualitative assessment by performing the following:

    ◦ We evaluated management's discount rate using guideline public companies.

    ◦ We conducted an analysis to assess the appropriateness of management's royalty rate selection for the indefinite-lived trademark.

- We evaluated the financial results of Creative Circle compared to forecasts, and negative evidence, if any, subsequent to the annual assessment date of October 31, 2025, through December 31, 2025.

/s/ DELOITTE & TOUCHE LLP
Richmond, Virginia
February 24, 2026

We have served as the Company's auditor since 1987.

ASGN INCORPORATED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In millions, except per share data)

	December 31,	
	2025	2024
ASSETS		
Current assets:		
Cash and cash equivalents	$ 161.2	$ 205.2
Accounts receivable, net	674.4	650.8
Other current assets	80.6	61.7
Total current assets	916.2	917.7
Property and equipment, net	84.5	82.6
Identifiable intangible assets, net	453.8	439.8
Goodwill	2,143.2	1,893.1
Other non-current assets	79.6	95.8
Total assets	$ 3,677.3	$ 3,429.0
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 47.2	$ 27.2
Accrued payroll	231.4	218.0
Other current liabilities	145.7	121.9
Total current liabilities	424.3	367.1
Long-term debt	1,169.4	1,033.5
Deferred income tax liabilities	237.3	187.5
Other long-term liabilities	42.3	64.2
Total liabilities	1,873.3	1,652.3
Commitments and contingencies (Note 10)		
Stockholders' equity:		
Preferred stock, $0.01 par value, 1.0 million shares authorized, no shares issued	—	—
Common stock, $0.01 par value, 75.0 million shares authorized, 41.7 million and 43.8 million shares outstanding at December 31, 2025 and 2024, respectively	0.4	0.4
Paid-in capital	713.5	684.2
Retained earnings	1,091.7	1,097.1
Accumulated other comprehensive loss	(1.6)	(5.0)
Total stockholders' equity	1,804.0	1,776.7
Total liabilities and stockholders' equity	$ 3,677.3	$ 3,429.0

See notes to consolidated financial statements.

ASGN INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In millions, except per share data)

		Year Ended December 31,				
		2025		2024		2023
Revenues	$	3,980.4	$	4,099.7	$	4,450.6
Costs of services		2,831.3		2,916.0		3,170.6
Gross profit		1,149.1		1,183.7		1,280.0
Selling, general, and administrative expenses		854.0		821.2		844.2
Amortization of intangible assets		64.8		58.1		71.7
Operating income		230.3		304.4		364.1
Interest expense, net		(67.7)		(64.3)		(66.4)
Income before income taxes		162.6		240.1		297.7
Provision for income taxes		49.1		64.9		78.4
Net income	$	113.5	$	175.2	$	219.3
Earnings per share:						
Basic	$	2.62	$	3.88	$	4.54
Diluted	$	2.60	$	3.83	$	4.50
Shares and share equivalents used to calculate earnings per share:						
Basic		43.4		45.2		48.3
Diluted		43.6		45.7		48.7
Reconciliation of net income to comprehensive income:						
Net income	$	113.5	$	175.2	$	219.3
Foreign currency translation adjustment		3.4		(5.0)		2.7
Comprehensive income	$	116.9	$	170.2	$	222.0

See notes to consolidated financial statements.

ASGN INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In millions)

	Common Stock		Paid-in Capital	Retained Earnings	Other	Total
	Shares	Par Value				
Balance at December 31, 2022	49.5	$ 0.5	$ 703.5	$ 1,200.0	$ (2.7)	$ 1,901.3
Stock-based compensation expense	—	—	44.0	—	—	44.0
Issuances under equity plans	0.6	—	18.8	—	—	18.8
Tax withholding on restricted stock vesting	—	—	(18.3)	—	—	(18.3)
Stock repurchase and retirement of shares	(3.4)	—	(52.0)	(223.7)	—	(275.7)
Other	—	—	—	—	2.7	2.7
Net income	—	—	—	219.3	—	219.3
Balance at December 31, 2023	46.7	0.5	696.0	1,195.6	—	1,892.1
Stock-based compensation expense	—	—	42.3	—	—	42.3
Issuances under equity plans	0.6	—	17.2	—	—	17.2
Tax withholding on restricted stock vesting	—	—	(15.8)	—	—	(15.8)
Stock repurchase and retirement of shares	(3.5)	(0.1)	(55.5)	(273.7)	—	(329.3)
Other	—	—	—	—	(5.0)	(5.0)
Net income	—	—	—	175.2	—	175.2
Balance at December 31, 2024	43.8	0.4	684.2	1,097.1	(5.0)	1,776.7
Stock-based compensation expense	—	—	47.9	—	—	47.9
Issuances under equity plans	0.5	—	14.2	—	—	14.2
Tax withholding on restricted stock vesting	—	—	(8.6)	—	—	(8.6)
Stock repurchase and retirement of shares	(3.1)	—	(52.9)	(118.9)	—	(171.8)
Acquisition (Note 6)	0.5	—	28.7	—	—	28.7
Other	—	—	—	—	3.4	3.4
Net income	—	—	—	113.5	—	113.5
Balance at December 31, 2025	41.7	$ 0.4	$ 713.5	$ 1,091.7	$ (1.6)	$ 1,804.0

See notes to consolidated financial statements.

ASGN INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)

	Year Ended December 31,		
	2025	2024	2023
Cash Flows from Operating Activities			
Net income	$ 113.5	$ 175.2	$ 219.3
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization and depreciation	113.5	96.3	100.3
Stock-based compensation	47.9	42.3	44.0
Deferred income taxes	44.4	31.2	26.9
Other	12.1	8.9	10.3
Changes in operating assets and liabilities, net of effects of acquisitions:			
Accounts receivable	(3.8)	87.0	111.0
Prepaid expenses and income taxes	(0.9)	(8.0)	3.3
Accounts payable	16.1	(6.6)	(2.4)
Accrued payroll	9.0	(17.1)	(49.4)
Payroll tax deferral and other	(23.9)	(9.2)	(6.4)
Net cash provided by operating activities	327.9	400.0	456.9
Cash Flows from Investing Activities			
Cash paid for property and equipment	(39.8)	(35.3)	(39.9)
Cash paid for acquisitions, net of cash acquired	(304.1)	—	—
Other	—	—	(0.6)
Net cash used in investing activities	(343.9)	(35.3)	(40.5)
Cash Flows from Financing Activities			
Proceeds from long-term debt	421.0	—	571.8
Principal payments of long-term debt	(282.3)	(5.0)	(596.6)
Proceeds from employee stock purchase plan	14.2	17.2	18.9
Repurchase of common stock	(170.1)	(327.2)	(273.1)
Payment of employment taxes related to release of restricted stock awards	(8.6)	(15.8)	(18.3)
Debt issuance or amendment costs	—	—	(8.6)
Other	(3.6)	(2.4)	(5.0)
Net cash used in financing activities	(29.4)	(333.2)	(310.9)
Effect of exchange rate changes on cash and cash equivalents	1.4	(2.2)	0.1
Net (Decrease) Increase in Cash and Cash Equivalents	(44.0)	29.3	105.6
Cash and Cash Equivalents at Beginning of Year	205.2	175.9	70.3
Cash and Cash Equivalents at End of Year	$ 161.2	$ 205.2	$ 175.9
Supplemental Disclosure of Cash Flow Information			
Cash paid for —			
Income taxes	$ 7.9	$ 33.5	$ 44.8
Interest	$ 67.0	$ 62.6	$ 62.1

See notes to consolidated financial statements.

ASGN INCORPORATED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. General

Basis of Presentation — The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and the rules of the Securities and Exchange Commission ("SEC"). The consolidated financial statements include the accounts of ASGN Incorporated and its wholly-owned subsidiaries ("ASGN" or the "Company"). The results of operations for acquired companies are included in the consolidated results of the Company from the date of acquisition (see *Note 6. Acquisition*). All intercompany accounts and transactions have been eliminated. Certain prior year balances are aggregated to conform to current year presentation (see *Note 4. Balance Sheet Details*).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Those estimates determined to be most critical to the preparation of the financial statements are discussed below in *Note 2. Summary of Significant Accounting Policies*. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies

Revenue Recognition — Revenues are recognized as control of the promised service is transferred to customers, in an amount that reflects the consideration expected in exchange for the services. The Company recognizes revenues on a gross basis as it acts as a principal for all of its revenue transactions. The Company has direct contractual relationships with its customers, bears the risks and rewards of its arrangements, has the discretion to select the billable professionals, and establish the price for the services to be provided.

The majority of the Company's services are provided under time-and-materials ("T&M") contracts where payments are based on fixed hourly rates for each direct labor hour expended and reimbursements for allowable material costs and out-of-pocket expenses. Revenues for T&M contracts are recognized over time, based on hours worked, because the customer simultaneously receives and consumes the benefits as services are provided. Generally, the performance of the requested service over time is a single performance obligation. To the extent actual direct labor and associated costs vary in relation to the agreed upon billing rates, the generated profit may vary. The Company has certain firm-fixed-price ("FFP") contracts in which revenues are recognized using a cost-to-cost measurement method.

The Federal Government Segment also provides services under cost reimbursable and FFP contracts, which are recognized over time based on the amount invoiced as those amounts directly correspond with the value received by a customer. Generally, these contracts contain a single performance obligation involving a significant integration of various activities that are performed together to deliver a combined service or solution. Cost reimbursable contracts are usually subject to lower risk and tend to have lower margins.

Under certain commercial contracts, customers may receive discounts (e.g., volume discounts, rebates, prompt-pay discounts) and adjustments to the amounts billed, which are considered variable consideration. Volume discounts are the largest component of variable consideration and are estimated using (i) the most likely amount method, (ii) contract terms, and (iii) estimates of revenue. Revenues are recognized net of variable consideration to the extent it is probable a significant reversal of revenues will not occur in subsequent periods. The Company includes billable expenses (allowable material costs and out-of-pocket reimbursable expenses) in revenues and the associated expenses are included in costs of services.

There are no incremental contract costs to obtain contracts. Contract fulfillment costs include, but are not limited to, direct labor for both employees and subcontractors, allowable materials such as third-party hardware and software that are integrated as part of the overall solutions provided to customers, and out-of-pocket reimbursable expenses. Contract fulfillment costs are expensed as incurred, except for certain set-up costs for a federal government project, which were capitalized and are being amortized over the expected period of benefit.

The Company's contracts have termination for convenience provisions and do not have substantive termination penalties. Therefore, the contract duration for accounting purposes may be less than the stated terms. For accounting purposes, the Company's contracts with customers are considered to be of a short-term nature (one year or less). The Company does not disclose the value of remaining performance obligations for short-term contracts.

The Company has contract liabilities for payments received in advance of providing services under certain contracts. Contract liabilities for advance payments were $26.2 million and $17.6 million at December 31, 2025 and 2024, respectively. Contract liabilities are included in other current liabilities in the accompanying consolidated balance sheets and are generally recognized as revenues within three months from the balance sheet date.

Payment terms vary and the time between invoicing and when payment is due is not significant. There are no financing components to the Company's arrangements.

Costs of Services — Costs of services include direct costs consisting primarily of payroll, payroll taxes, and benefit costs for the Company's billable professionals. Costs of services also include other direct costs, and reimbursable out-of-pocket expenses.

Stock-Based Compensation — Stock-based compensation expense is measured based on the grant-date fair value of the respective awards and recognized over the requisite service period, net of an estimated forfeiture rate.

Amortization of Finite-Lived Intangible Assets — Finite-lived intangible assets are amortized over their useful lives and are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Customer and contractual relationships and contract backlog are amortized based on the annual cash flows observed in the valuation of the asset, which generally accelerates the amortization into the earlier years reflective of the economic life of the asset. Contractor relationships and non-compete agreements are amortized using the straight-line method.

Income Taxes — Income taxes are accounted for using the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that a portion of the deferred tax asset will not be realized.

The Company reviews its uncertain tax positions regularly. An uncertain tax position represents the Company's expected treatment of a tax position taken in a filed return, or planned to be taken in a future tax return or claim that has not been reflected in measuring income tax expense for financial reporting purposes. The Company recognizes the tax benefit from an uncertain tax position when it is more likely than not that the position will be sustained upon examination on the basis of the technical merits or the statute of limitations for the relevant taxing authority to examine and challenge the tax position has expired.

Foreign Currency Translation — The functional currency of the Company's foreign operations is their local currency. Assets and liabilities are translated into U.S. dollars at the rate of exchange in effect on the balance sheet date. Revenues and expenses are translated at the average rates of exchange prevailing during each monthly period. The related translation adjustments are recorded as cumulative foreign currency translation adjustments in accumulated other comprehensive (loss) income as a separate component of stockholders' equity.

Cash and Cash Equivalents — The Company considers all highly-liquid investments with original maturities of three months or less to be cash equivalents.

Accounts Receivable Allowances — The Company estimates an allowance for expected credit losses (the inability of customers to make required payments). These estimates are based on (i) a combination of past experience and current trends, (ii) consideration of the current aging of receivables, and (iii) a specific review for potential bad debts. The resulting bad debt expense is included in selling, general, and administrative ("SG&A") expenses in the accompanying consolidated statements of operations and comprehensive income. Receivables are written off when deemed uncollectible. The accounts receivable allowance was $5.5 million and $5.0 million at December 31, 2025 and 2024, respectively.

Cloud Computing Arrangements — The Company has cloud computing arrangements which are accounted for as service contracts as the Company does not have the ability to take possession of the software nor can the Company run the software on its own hardware or contract with another party to host the software. The Company capitalizes costs associated with the implementation of these cloud computing arrangements incurred during the application development stage of a project. Amortization is calculated on a straight-line basis and is included in SG&A expenses in the accompanying consolidated statements of operations and comprehensive income. Amortization expense was $10.8 million and $5.7 million for the years ended December 31, 2025 and 2024. Balances for capitalized cloud implementation costs were as follows (in millions):

	Carrying Amount			Balance Sheet Classification		
	Gross	Accumulated Amortization	Net	Prepaid Expenses	Non-current Assets	Total
December 31, 2025	$ 40.6	$ 19.0	$ 21.6	$ 9.5	$ 12.1	$ 21.6
December 31, 2024	28.4	8.2	20.2	10.0	10.2	20.2

Leases — The Company has operating leases for corporate offices, branch offices, and data centers, which have lease terms ranging from one year to 13 years. At the inception of a contract, the Company determines if the contract contains a lease. A contract contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Operating lease right-of-use assets and lease liabilities are recognized at the lease commencement date, based on the present value of the future minimum lease payments. The Company's leases do not provide an implicit rate of return. Therefore, the Company uses its incremental borrowing rate in determining the present value of lease payments. Leases with an initial term of 12 months or less are not recorded on the balance sheet. The Company does not have finance leases.

Lease expense is recognized on a straight-line basis over the lease term and is primarily included in SG&A expenses in the accompanying consolidated statements of operations and comprehensive income. Some lease agreements offer renewal options, which are assessed against relevant economic factors to determine whether it is reasonably certain that these renewal options will be exercised. As a result of this assessment, for most leases, renewal options were excluded from the minimum lease payments when calculating the operating lease assets and liabilities, as the Company does not consider the exercise of such options to be reasonably certain.

The Company has lease agreements with lease and non-lease components, which are accounted for as a single lease component for all underlying asset classes. Some leases require variable payments for common area maintenance, property taxes, parking, insurance, and other variable costs. The variable portion of lease payments is not included in operating lease assets or liabilities. Variable lease costs are expensed when incurred.

Property and Equipment — Property and equipment are stated at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the related assets, generally three to five years. Leasehold improvements are amortized over the shorter of the life of the related asset or the remaining term of the lease. Costs associated with customized internal-use software systems that have reached the application development stage and meet recoverability tests are capitalized and include external direct costs utilized in developing or obtaining the applications and payroll and payroll-related expenses for employees who are directly associated with the application development.

Impairment or Disposal of Long-Lived Assets — The Company evaluates long-lived assets, other than goodwill and identifiable intangible assets with indefinite lives, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized when the sum of the undiscounted future cash flows is less than the carrying amount of the asset, in which case a write-down is recorded to reduce the related asset to its estimated fair value. There were no significant impairments of long-lived assets in 2025, 2024 and 2023.

Recognition of Goodwill and Acquired Intangible Assets — At the acquisition date, the Company records all tangible and intangible assets acquired and liabilities assumed in a business combination at fair value, the most significant of which would be goodwill and acquired intangible assets. Acquisition-date fair value represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as measured on the acquisition date. Fair values were derived from valuations based on information that existed as of the acquisition date. The fair value assigned to identifiable intangible assets is primarily determined using estimates including future cash flows, discount rates, royalty rates, and income tax rates utilized in a discounted cash flow model, which is a non-recurring fair value measurement based on unobservable inputs (Level 3 inputs). Acquired identifiable intangible assets typically include customer and contractual relationships, non-compete agreements, and trademarks. In an acquisition, the excess amount of the purchase consideration paid over the fair value of the net assets acquired and liabilities assumed is recorded as goodwill. Goodwill represents the acquired assembled workforce, potential new customers, and future cash flows after the acquisition. During the measurement period, which does not exceed one year from the acquisition date, provisional amounts may be adjusted to reflect new information the Company has subsequently obtained regarding facts and circumstances that existed as of the acquisition date. Such fair value assessments require judgments and estimates, which may cause final amounts to differ materially from original estimates.

Recoverability of Goodwill and Trademarks — Goodwill and trademarks are evaluated for impairment annually on October 31st, or more frequently if an event occurs or circumstances change, including but not limited to, a significant decrease in expected revenues or cash flows; an adverse change in the business environment, regulatory environment or legal factors; or a substantial sustained decline in the market capitalization of our stock. Goodwill is tested at the reporting unit level, which is generally an operating segment or one level below the operating segment level, where a business operates and for which discrete financial information is available and reviewed by segment management. The Company's only identifiable indefinite-lived intangible assets are its trademarks.

When evaluating goodwill and trademarks for impairment, the Company may first perform a qualitative assessment to determine whether it is more likely than not that there has been an impairment. A qualitative assessment takes into consideration (i) macroeconomic, industry and market conditions; (ii) cost factors; (iii) overall financial performance compared with prior projections, including changes in assumptions since the last quantitative assessment; (iv) future performance and projections; (v) the excess of fair value over carrying value as of the most recent quantitative assessment performed; and (vi) other relevant entity-specific events. The decision to perform a qualitative assessment in a given year is influenced by a number of factors including the significance of the excess of the estimated fair value over carrying amount at the last quantitative assessment date and the amount of time between quantitative fair value assessments. If the Company decides not to perform a qualitative assessment, or if it determines that it is more likely than not that the carrying amount of goodwill or trademarks exceeds their fair value, a quantitative assessment is performed to determine the estimated fair value of the reporting unit or trademark.

To estimate the fair value of a reporting unit, quantitative analysis would generally include a combination of a discounted cash flow ("DCF") model and a market approach. Key inputs to the DCF model would include (i) future revenues; (ii) earnings before interest, taxes, depreciation and amortization; and (iii) the weighted average cost of capital discount rate. As a result of a quantitative assessment, if the carrying amount exceeds the estimated fair value, an impairment charge would be recorded to reduce the carrying amount of goodwill.

To estimate the fair value of a trademark, quantitative analysis would generally include, an income approach, specifically a relief-from-royalty method. As a result of a quantitative assessment, if the carrying amount exceeds the estimated fair value, an impairment charge would be recorded to reduce the carrying amount of the trademark.

For the 2025 impairment test of goodwill and trademarks, the Company performed a qualitative assessment and determined there were no indicators of impairment and it was more likely than not that the fair value of its two reporting units, Commercial and Federal Government, and its trademarks, exceeded their respective carrying amounts.

Workers' Compensation Loss Reserves — The Company carries retention policies for its workers' compensation liability exposures. Under these policies, the Company pays a base premium plus actual losses incurred, not to exceed certain stop-loss limits. The Company is insured for losses above these limits. The Company estimates its workers' compensation loss reserves based on a third-party actuarial study based on claims filed and claims incurred but not reported. The Company accounts for claims incurred but not yet reported based on estimates derived from historical claims experience and current trends of industry data. Changes in estimates, differences in estimates, and actual payments for claims are recognized in the period when the estimate changed or the payment was made.

Contingencies — The Company records an estimated loss from a loss contingency when information available prior to issuance of its financial statements indicates it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Accounting for contingencies, such as legal settlements and workers' compensation matters, requires the Company to use judgment.

Concentration of Credit Risk — Financial instruments that potentially subject the Company to credit risks consist primarily of cash and cash equivalents and trade receivables. The Company places its cash and cash equivalents with high-quality financial institutions. Concentration of credit risk with respect to accounts receivable for the Commercial Segment is limited because of the large number of clients and their dispersion across different industries and geographies, thus spreading the trade credit risk. The Company performs ongoing credit evaluations to identify risks and maintains an allowance to address these risks. Accounts receivables for the Federal Government Segment are primarily from the U.S. government and are considered to have low credit risk.

Earnings per Share — Basic earnings per share are computed using the weighted-average number of shares outstanding, and diluted earnings per share are computed using the weighted-average number of shares and dilutive share equivalents (consisting of restricted stock units and employee stock purchase plan contributions) outstanding during the periods using the treasury-stock method.

3. Accounting Standards Update

Recently Adopted Accounting Pronouncements:

In December 2023, the Financial Accounting Standards Board ("FASB") issued ASU No. 2023-09, Income Taxes (Topic 740) Improvements to Income Tax Disclosures, which requires (i) a tabular tax rate reconciliation using specified categories and presenting both percentages and amounts, and (ii) disclosure of income taxes paid disaggregated by jurisdiction if the amount is above a specified threshold. The adoption of this update did not have an effect on the Company's financial position, results of operations or cash flows (see *Note 13. Income Taxes)*.

Accounting Pronouncements Issued and Not Yet Adopted:

In November 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40) Disaggregation of Income Statement Expenses, which requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions within the income statement. In January 2025, the FASB issued ASU No. 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40) Clarifying the Effective Date. The amendments in this update may be applied either prospectively or retrospectively, and are effective for fiscal years beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. The Company is evaluating the impact that this guidance will have on its consolidated financial statements and related disclosures.

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments Credit Losses (Topic 326), which aims to simplify the measurement of credit losses for current accounts receivable and current contract assets arising from transactions under Topic 606, Revenue from Contracts with Customers. This amendment introduces a practical expedient allowing entities to assume that current conditions as of the balance sheet date remain unchanged for the asset's remaining life when estimating expected credit losses. This update is effective for annual periods beginning after December 15, 2025, with early adoption permitted. The Company has evaluated the impact of the new standard and determined that the adoption will not have a material impact on the Company's consolidated financial statements and related disclosures. The Company will adopt this practical expedient in 2026.

In September 2025, the FASB issued ASU No. 2025-06, Internal-Use Software (Subtopic 350-40), to modernize accounting for software costs by removing outdated guidance and better reflect current development practices. The amendment removes all references to prescriptive and sequential software development stages (e.g., preliminary, application development, post-implementation) and allows for capitalization of software costs once management approves funding and completion is likely. This update is effective for annual periods beginning after December 15, 2027, with early adoption permitted. The Company is in the process of evaluating the impact the standard will have on its consolidated financial statements.

4. Balance Sheet Details

The table below presents selected balance sheet account balances (in millions):

	December 31, 2025		December 31, 2024	
Other current assets:				
Prepaid expenses and income taxes	$	46.9	$	44.6
Other		33.7		17.1
	$	80.6	$	61.7
Other non-current assets:				
Operating lease right-of-use assets	$	58.0	$	61.9
Other		21.6		33.9
	$	79.6	$	95.8
Other current liabilities:				
Operating lease liabilities	$	21.0	$	19.5
Contract liabilities		26.2		17.6
Income taxes payable		2.1		1.6
Other		96.4		83.2
	$	145.7	$	121.9
Other long-term liabilities:				
Operating lease liabilities	$	41.5	$	46.9
Other		0.8		17.3
	$	42.3	$	64.2

During the second quarter of 2025, the Company terminated its deferred compensation plan ("DCP"). The final distribution of all participant account assets will occur in June 2026. As of December 31, 2025, the plan assets and liabilities were $19.1 million and were included in other current assets and other current liabilities on the consolidated balance sheet. As of December 31, 2024, the plan assets and liabilities were $17.8 million, of which $1.7 million was included in other current assets and other current liabilities, and the remaining $16.1 million was included in other non-current assets and other long-term liabilities on the consolidated balance sheet.

5. Leases

The Company has operating leases for corporate offices, branch offices, and data centers. The following table includes certain information about these leases (dollars in millions).

	Year Ended December 31,					
	2025		2024		2023	
Components of lease expense —						
Operating lease expense	$	23.4	$	23.6	$	26.1
Short-term lease expense		5.8		5.8		7.5
Variable lease expense		4.4		5.1		5.7
	$	33.6	$	34.5	$	39.3
Weighted-average remaining lease term of operating leases		3.6 Years		3.9 Years		3.9 years
Weighted-average discount rate of operating leases		5.45 %		5.32 %		5.03 %
Supplemental cash flow information —						
Cash paid for operating lease liabilities	$	24.3	$	23.3	$	26.3
Right-of-use assets obtained with lease liabilities	$	17.0	$	19.0	$	36.3

Future maturities of operating lease liabilities are as follows (in millions):

2026	$	23.8
2027		18.2
2028		13.1
2029		9.5
2030		2.4
Thereafter		2.0
Total future minimum lease payments		69.0
Less: imputed interest		6.5
	$	62.5

6. Acquisition

On March 4, 2025, the Company acquired TopBloc, LLC ("TopBloc"), a leading, tech-enabled Workday consultancy, for $340.0 million, consisting of 90 percent cash and 10 percent equity. TopBloc is part of the Commercial Segment and its results of operations are included in the consolidated results of the Company from the date of its acquisition. The purchase accounting for this acquisition has been finalized. The fair value of the identifiable intangible assets and goodwill related to this acquisition is as follows (in millions):

	Estimated Useful Life in Years		
Customer relationships	7	$	42.1
Internally-developed software	3		4.4
Trademarks	Indefinite		32.4
		$	78.9
Goodwill		$	248.7

_____

Approximately of $218.1 million the goodwill for the TopBloc acquisition is deductible for income taxes.

7. Goodwill and Identifiable Intangible Assets

The following table summarizes the activity related to the carrying amount of goodwill by reportable segment since December 31, 2023 (in millions). See *Note 15. Segment Reporting* for more information on the Company's reportable segments.

	Commercial	Federal Government	Total
Balance as of December 31, 2023	$ 1,075.8	$ 818.3	$ 1,894.1
Translation adjustment	(1.0)	—	(1.0)
Balance as of December 31, 2024	1,074.8	818.3	1,893.1
Acquisition of TopBloc	248.7	—	248.7
Translation adjustment	1.4	—	1.4
Balance as of December 31, 2025	$ 1,324.9	$ 818.3	$ 2,143.2

Acquired intangible assets consisted of the following (in millions):

	Estimated Useful Life (in years)	December 31, 2025			December 31, 2024		
		Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Subject to amortization:							
Customer and contractual relationships	6 - 13	$ 447.4	$ 305.2	$ 142.2	$ 405.3	$ 245.0	$ 160.3
Non-compete agreements	3 - 7	21.4	18.2	3.2	21.4	14.7	6.7
Internally-developed software	3	4.4	1.2	3.2	—	—	—
		473.2	324.6	148.6	426.7	259.7	167.0
Not subject to amortization:							
Trademarks		305.2	—	305.2	272.8	—	272.8
		$ 778.4	$ 324.6	$ 453.8	$ 699.5	$ 259.7	$ 439.8

Estimated future amortization expense is as follows (in millions):

2026	$ 54.5
2027	40.4
2028	23.1
2029	17.0
2030	11.0
Thereafter	2.6
	$ 148.6

8. Property and Equipment

Net property and equipment consisted of the following (in millions):

	December 31,	
	2025	2024
Computer hardware and software	$ 209.2	$ 198.2
Furniture, fixtures and equipment	41.0	36.0
Leasehold improvements	25.6	25.8
Work-in-progress	5.6	13.3
	281.4	273.3
Accumulated depreciation	(196.9)	(190.7)
	$ 84.5	$ 82.6

The Company has capitalized costs related to its various technology initiatives. At December 31, 2025, the net book value of computer software was $46.0 million, which included work-in-progress of $3.3 million. At December 31, 2024, the net book value of computer software was $49.0 million, which included work-in-progress of $12.7 million.

The following table summarizes the presentation of depreciation expense within the accompanying consolidated statements of operations and comprehensive income (in millions).

	Year Ended December 31,					
	2025		2024		2023	
SG&A expenses	$	35.9	$	30.5	$	26.5
Costs of services		2.1		2.0		1.4
	$	38.0	$	32.5	$	27.9

9. Long-Term Debt

Long-term debt consisted of the following (in millions):

	December 31,			
	2025		2024	
Senior Secured Credit Facility:				
$500 million revolving credit facility, due 2028	$	45.0	$	—
Term loan A, due 2028		98.8		—
Term loan B, due 2030		488.8		493.8
Unsecured Senior Notes, due 2028		550.0		550.0
		1,182.6		1,043.8
Unamortized deferred loan costs		(4.4)		(5.3)
Principal payments due in the next 12 months		(8.8)		(5.0)
Long-term debt	$	1,169.4	$	1,033.5

_____

The Company is required to make quarterly minimum principal payments until maturity as follows: (i) for term loan A, payments totaling $2.5 million for the first year and $5.0 million annually thereafter, and (ii) for term loan B, payments totaling $5.0 million annually. These payments are reflected in other current liabilities on the accompanying consolidated balance sheets. Considering the annual required principal payments for the term loans, the balances due at maturity will be $90.0 million for term loan A and $466.3 million for term loan B.

Senior Secured Credit Facility — In July 2025, the Company amended its senior secured credit facility (the "facility"). The amendment provided an incremental term loan facility ("term loan A") in an aggregate principal amount of $100.0 million. Term loan A bears interest, at the Company's election, at (i) the secured overnight financing rate ("SOFR") plus 1.50 to 2.50 percent, or (ii) the bank's base rate plus 0.50 to 1.50 percent. Borrowings under the $488.8 million term loan B bear interest, at the Company's election, at (i) SOFR plus 1.75 percent, or (ii) the bank's base rate plus 0.75 percent. Borrowings under the $500.0 million revolving credit facility (the "revolver") bear interest, at the Company's election, at (i) SOFR plus a 10 basis points adjustment plus 2.00 to 3.00 percent, or (ii) the bank's base rate plus 1.00 to 2.00 percent, depending on leverage levels. A commitment fee of 0.30 to 0.45 percent is payable on the undrawn portion of the revolver. The facility is subject to various restrictive covenants, including a maximum ratio of senior secured debt to trailing-twelve-months of lender-defined consolidated EBITDA of 3.75 to 1, which was 1.49 to 1 at December 31, 2025. The facility is secured by substantially all of the Company's assets and at December 31, 2025, the Company was in compliance with its debt covenants.

Unsecured Senior Notes — The Company has $550.0 million of unsecured senior notes, due in 2028, which bear interest at 4.625 percent payable semiannually in arrears on May 15 and November 15. These notes are unsecured obligations and are subordinate to the senior secured credit facility. These notes also contain certain customary limitations including, the Company's ability to incur additional indebtedness, engage in mergers and acquisitions, transfer or sell assets, and make certain distributions.

10. Commitments and Contingencies

Purchase Obligations — The Company's purchase obligations include non-cancelable job board service agreements, outsourcing services, software maintenance and license agreements and software subscriptions. The following is a summary of these obligations as of December 31, 2025 (in millions):

2026	$	81.3
2027		52.0
2028		44.1
2029		26.0
2030		13.8
	$	217.2

In the fourth quarter of 2025, the Company entered into a multi-year contract for outsourcing services and the total non-cancelable future purchase obligations related to this contract are reflected in the table above.

Other Commitments — The workers' compensation loss reserves were $2.2 million and $2.8 million, net of anticipated insurance and indemnification recoveries of $9.5 million and $10.5 million, at December 31, 2025 and 2024, respectively. To secure obligations for workers' compensation claims and other obligations, the Company has undrawn stand-by letters of credit of $3.7 million.

Certain employees participate in the Company's Amended and Restated Change in Control Severance Plan and/or have separate agreements that provide for certain benefits in the event of termination at the Company's convenience, as defined by the plan or agreement. Generally, these benefits are based on the employee's position in the Company and include severance and continuation of health insurance, and may contain acceleration of equity grants and a pro-rata bonus based on the portion of the year employed.

Legal Proceedings — The Company is involved in various legal proceedings, investigations, claims, indemnification claims and litigation, including purported collective class and PAGA actions, job posting laws, and other actions alleging violations of wage and hour laws. The Company does not believe that the disposition of matters that are pending or asserted will have a material effect on its consolidated financial statements.

11. Stockholders' Equity

Under stock repurchase programs approved by the Company's Board of Directors, the Company repurchased 3.1 million of its common shares for $171.8 million during 2025 and 3.5 million shares for $329.3 million during 2024. All repurchased shares have been retired. Under the $1.0 billion stock repurchase program, which was announced on November 20, 2025 and superseded the previous program, there was approximately $972.0 million remaining at year end for future stock repurchases.

12. Stock-Based Compensation and Other Employee Benefit Plans

The Company believes that stock-based compensation aligns the interests of its employees and directors with those of its stockholders. Stock-based compensation provides incentives to retain and motivate executive officers and key employees responsible for driving Company performance and maintaining important relationships that contribute to the growth of the Company. As of December 31, 2025, the Company has two stock-based compensation plans:

2010 Plan — On June 13, 2019, the stockholders of the Company approved the Second Amended and Restated 2010 Incentive Award Plan, and on June 12, 2025, approved the First Amendment to the plan (together, the "2010 Plan"). The 2010 Plan permits the grant of incentive stock options, nonqualified stock options, dividend equivalent rights, stock payments, deferred stock, restricted stock awards, restricted stock units ("RSUs"), performance shares and other incentive awards, stock appreciation rights and cash awards to its employees, directors, and consultants. As of December 31, 2025, there were 3.6 million shares available for issuance under the 2010 Plan.

2012 Plan — The Board of Directors adopted the Second Amended and Restated 2012 Employment Inducement Incentive Award Plan on April 26, 2018 (the "2012 Plan"), which is amended from time to time to add additional shares. The 2012 Plan allows for grants of stock to employees as employment inducement awards pursuant to NYSE rules. The terms of the 2012 Plan are similar to the 2010 Plan. As of December 31, 2025, there was an immaterial number of shares available for issuance under the 2012 Plan.

Stock-based compensation expense was included in SG&A expenses in the accompanying consolidated statements of operations and comprehensive income and was $47.9 million, $42.3 million, and $44.0 million for the years ended December 31, 2025, 2024, and 2023, respectively.

For the years ended December 31, 2025 and 2024, there were tax shortfalls of $3.4 million and $0.2 million, respectively, related to stock-based compensation arrangements. For the year ended December 31, 2023, there was an excess tax benefit of $3.2 million related to stock-based compensation arrangements.

Restricted Stock Units — The Company issues RSUs with (i) service conditions and (ii) a combination of service and market and/or performance conditions. RSUs generally vest over one- to four-year periods, and the RSUs that have performance conditions are based on the achievement of specified annual or multi-year financial or other targets. In addition, the Company grants awards to certain executives that include three-year financial performance targets plus a component based on achievement of total shareholder return ("TSR") relative to an objectively selected group of industry peers over a three-year period, with payouts ranging from zero to 200 percent of the target award.

The fair value of each RSU is based on the grant-date fair market value of the awards. The fair value of the Company's RSUs, other than the TSR components thereof, were determined on the grant date based on the closing market price for the Company's stock. The fair values of the TSR components of the awards were $4.34, $11.21, and $6.41 per share for the 2025, 2024 and 2023 awards, respectively, determined on the grant date using a Monte Carlo simulation model based on the following assumptions:

	2025	2024	2023
Expected term (years)	3.0	3.0	3.0
Dividend yield	—	—	—
Volatility factor	33.3 %	32.9 %	36.0 %
Risk-free interest rate	3.9 %	4.3 %	3.7 %

Compensation expense for RSUs is determined based on the grant-date fair value of those awards, net of an estimated forfeiture rate. The forfeiture rate estimates the number of awards that will eventually vest and is based on historical vesting patterns. Compensation expense for RSUs with performance conditions based on financial targets are measured on the amount of shares ultimately expected to vest, estimated at each reporting date based on management's expectations regarding the relevant performance criteria. Compensation expense for all other RSUs is recognized on a straight-line basis, net of an estimated forfeiture rate over the requisite service period of the award.

A summary of the Company's RSU activity is presented below (in millions, except fair value per unit):

	Performance/ Market and Service Conditions	Service Conditions	Total	Weighted- Average Grant- Date Fair Value Per Unit
December 31, 2024	0.5	0.5	1.0	$ 93.66
Granted	0.4	0.8	1.2	68.99
Vested	(0.1)	(0.3)	(0.4)	96.28
Forfeited	(0.1)	(0.1)	(0.2)	92.32
December 31, 2025	0.7	0.9	1.6	75.58
Expected to vest	0.6	0.9	1.5	75.59

Vested shares include 0.2 million shares surrendered for payment of employee income taxes. A portion of these shares were available for re-issuance under the 2010 Plan.

As of December 31, 2025, there was unrecognized compensation expense of $70.5 million related to unvested RSUs based on awards that are expected to vest. The unrecognized compensation expense is expected to be recognized over a weighted-average period of approximately two years. The fair value of RSUs that vested was $26.5 million in 2025, $45.5 million in 2024, and $50.2 million in 2023. The weighted-average grant-date fair value per unit of RSUs was $68.99 in 2025, $98.03 in 2024, and $76.69 in 2023.

Employee Stock Purchase Plan — The stockholders of the Company approved the Second Amended and Restated 2010 Employee Stock Purchase Plan on June 18, 2020, and on June 12, 2025 approved the First Amendment to the plan (together, the "ESPP"). The ESPP allows eligible employees to purchase common stock of the Company, through payroll deductions, at a 15 percent discount of the lower of the market price on the first day or the last day of the semi-annual purchase periods. Participants are required to hold the shares for a 12-month period after the purchase date. The ESPP is intended to qualify as an employee stock purchase plan under the Internal Revenue Service ("IRS") Code Section 423. Eligible employees may contribute up to a certain percentage set by the plan administrator of their eligible earnings toward the purchase of the stock (subject to certain IRS limitations). As of December 31, 2025, there were 4.1 million shares available for issuance under the ESPP.

Shares of common stock are transferred to participating employees at the conclusion of each six-month offering period, which ends on the last business day of the month in March and September each year. Compensation expense is measured using a Black-Scholes valuation model. The fair values of the options granted under the ESPP were estimated using the Black-Scholes valuation model at the date of grant based on the following assumptions:

	Year Ended December 31,		
	2025	2024	2023
Expected term (years)	0.5	0.5	0.5
Dividend yield	—	—	—
Expected volatility	30.7 - 33.9%	27.3 - 29.8%	38.1 - 38.7%
Weighted-average risk-free interest rate	4.1 - 4.2%	5.1 - 5.3%	3.8 - 4.7%
Average Black-Scholes valuation per share	$ 19.50	$ 21.27	$ 23.01
Shares issued (millions)	0.3	0.2	0.3
Stock-based compensation expense (millions)	$ 4.2	$ 4.8	$ 6.1

Deferred Compensation Plan — The Company's Deferred Compensation Plan, which had become effective on June 1, 2017 and had been amended from time to time (the "DCP"), allowed for eligible management and highly-compensated key employees to elect to defer a portion of their compensation to later years. These deferrals were subject to investment risk and a risk of forfeiture under certain circumstances. Participants chose from various investment options representing a broad range of asset classes. During the second quarter of 2025, the Company terminated the DCP. The final distribution of all participant account assets will occur in June 2026. As of December 31, 2025, the plan assets and liabilities were $19.1 million and were included in other current assets and other current liabilities on the consolidated balance sheet. As of December 31, 2024, the plan assets and liabilities were $17.8 million, of which $1.7 million was included in other current assets and other current liabilities, and the remaining $16.1 million was included in other non-current assets and other long-term liabilities on the consolidated balance sheet.

Employee Defined Contribution Plans — The Company maintains various 401(k) retirement savings plans for the benefit of our eligible U.S. employees. Under terms of these plans, eligible employees are able to make contributions to these plans on a tax-deferred basis. The Company made matching contributions to the 401(k) plans of $26.2 million in 2025, $26.6 million in 2024, and $26.1 million in 2023.

13. Income Taxes

Income from continuing operations before income taxes consists of the following (in millions):

	Year Ended December 31,					
		2025		2024		2023
United States	$	146.5	$	222.1	$	283.5
Foreign		16.1		18.0		14.2
	$	162.6	$	240.1	$	297.7

The provision for income taxes consists of the following (in millions):

	Year Ended December 31,					
		2025		2024		2023
Current:						
Federal	$	(1.7)	$	19.2	$	34.8
State		0.4		7.3		11.8
Foreign		6.3		6.9		5.0
		5.0		33.4		51.6
Deferred:						
Federal and State		45.5		31.8		28.5
Foreign		(1.4)		(0.3)		(1.7)
		44.1		31.5		26.8
Provision for income taxes	$	49.1	$	64.9	$	78.4

The reconciliation between the amount computed by applying the U.S. federal statutory tax rate of 21 percent to income before income taxes and the income tax provision is as follows (in millions):

	Year Ended December 31, 2025		
		Amount	Percent
Income tax provision at the statutory rate	$	34.1	21.0 %
State income taxes, net of federal benefit[1]		7.0	4.3 %
Nontaxable or nondeductible items			
Nondeductible executive compensation		3.4	2.1 %
Disallowed meals and entertainment expenses		1.0	0.6 %
Stock-based compensation		2.7	1.7 %
Other		3.3	2.0 %
Tax credits			
Work opportunity tax credit, net		(1.7)	(1.0)%
Other		(0.7)	(0.4)%
	$	49.1	30.2 %

---

[1]The states that contribute to the majority (greater than 50%) of the tax effect in this category include California, Illinois, New York, Texas and Virginia.

| | Year Ended December 31, | |
	2024	2023
Income tax provision at the statutory rate	$ 50.4	$ 62.5
State income taxes, net of federal benefit	9.9	13.6
Nontaxable or nondeductible items		
Nondeductible executive compensation	1.9	4.2
Disallowed meals and entertainment expenses	1.1	1.2
Stock-based compensation	0.2	(2.6)
Tax credits		
Work opportunity tax credit, net	(1.7)	(1.8)
Other	3.1	1.3
	$ 64.9	$ 78.4

The effective income tax rate for 2025 was 30.2 percent compared to 27.0 percent for 2024. The increase in the effective income tax rate was primarily due to higher non-deductible executive compensation related to the termination of the Company's deferred compensation plan, and tax shortfalls related to stock-based compensation arrangements. The decrease in the provision for income taxes was primarily due to lower income before income taxes in the current period.

The amounts of cash paid for taxes by jurisdiction is as follows (in millions):

	2025
Federal	$ —
State	
Texas	0.7
All other state	1.8
Foreign	
Mexico	4.1
Canada	1.1
All other foreign	0.2
Income taxes, net of amounts refunded	$ 7.9

The components of deferred tax (liabilities) assets are as follows (in millions):

| | December 31, | |
	2025	2024
Intangibles	$ (250.3)	$ (215.6)
Depreciation expense	(21.6)	(4.6)
Operating lease right-of-use assets	(13.3)	(15.1)
Operating lease liabilities	14.6	16.0
Employee-related accruals	15.7	15.8
Stock-based compensation	10.9	10.0
Federal tax credit carryforward	3.8	—
Other	6.3	6.0
	$ (233.9)	$ (187.5)

Deferred taxes at December 31, 2025 are presented on the balance sheet as $237.3 million in deferred tax liabilities and $3.4 million in other non-current assets.

As of December 31, 2025, the Company had $2.5 million of foreign net operating losses and $6.8 million of Federal net operating loss, which will start to expire in 2030 and credit carryforwards, which will start to expire in 2045. The Company had gross deferred tax assets of $68.8 million and $59.0 million and gross deferred tax liabilities of $302.8 million and $246.2 million at December 31, 2025 and 2024, respectively. Management has determined the gross deferred tax assets are realizable. The Company has recorded an insignificant valuation allowance at December 31, 2025 and 2024, related to credits and net operating loss carryforwards.

At December 31, 2025, the Company had undistributed earnings of foreign subsidiaries of approximately $23.8 million, substantially all of which are permanently reinvested. The Company will repatriate a portion of these foreign earnings in situations it deems advantageous for business operations, tax, or cash management reasons. In doing so, the Company could be subject to state income and foreign taxes which would be insignificant. The determination of the amount of unrecognized deferred income tax liability for any basis differences on the permanently reinvested foreign earnings is not practicable due to the complexities associated with this hypothetical calculation.

At December 31, 2025 and 2024, there were $0.5 million and $1.2 million of unrecognized tax benefits, respectively, and changes during those years were not significant. If recognized, these unrecognized tax benefits would affect the annual effective tax rate. The gross unrecognized tax benefits are included in other long-term liabilities in the accompanying consolidated balance sheets. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense in the accompanying consolidated statements of operations and comprehensive income. The amount of interest and penalties recognized in the consolidated financial statements is not significant.

The Company is subject to taxation in the United States and various states and foreign jurisdictions. The U.S. Internal Revenue Service has completed an examination of the Company's U.S. income tax return for 2018 with no change. The Company remains subject to U.S. federal income tax examinations for 2022 and subsequent years. For the majority of U.S. states, with few exceptions and generally for the foreign tax jurisdictions, the Company remains subject to examination for 2021 and subsequent years.

14. Earnings per Share

The following is a reconciliation of the number of shares and share equivalents used to calculate basic and diluted earnings per share (in millions, except per share amounts):

| | Year Ended December 31, | | |
	2025	2024	2023
Net income	$ 113.5	$ 175.2	$ 219.3
Weighted-average number of common shares outstanding - basic	43.4	45.2	48.3
Dilutive effect of common share equivalents	0.2	0.5	0.4
Weighted-average number of common shares and share equivalents outstanding - diluted	43.6	45.7	48.7
Earnings per share:			
Basic	$ 2.62	$ 3.88	$ 4.54
Diluted	$ 2.60	$ 3.83	$ 4.50

15. Segment Reporting

ASGN provides IT solutions across the commercial and government sectors. ASGN operates through two segments, Commercial and Federal Government. The Commercial Segment, which is the largest segment, provides consulting, creative digital marketing, and permanent placement services primarily to Fortune 1000 and large mid-market companies. The Federal Government Segment provides advanced IT solutions in data and AI, cybersecurity, and enterprise transformation to the following four customer types: (i) Defense and Intelligence, (ii) National Security, (iii) Federal Civilian, and (iv) other clients. Virtually all of the Company's revenues are generated in the United States.

The Company's chief executive officer ("CEO") is the chief operating decision maker and he reviews revenues, gross profit and operating income for each segment. He also considers forecast-to-actual variances on a monthly basis for these financial measures when making decisions about allocating resources to the segments and uses these segment financial measures in the annual budget process. The CEO does not evaluate, manage or measure performance of segments using asset information. Accordingly, assets by reportable segment are not disclosed. Segment information is as follows (in millions):

| | Year Ended December 31, 2025 | | |
	Commercial	Federal Government	Total
Revenues			
Consulting	$ 1,290.1	$ 1,190.2	$ 2,480.3
Assignment	1,500.1	—	1,500.1
	2,790.2	1,190.2	3,980.4
Costs of services	1,875.8	955.5	2,831.3
Gross profit	914.4	234.7	1,149.1
Segment depreciation and other amortization	39.3	5.9	45.2
Other segment expenses	587.6	110.1	697.7
Segment SG&A expenses	626.9	116.0	742.9
Amortization of intangible assets	39.4	25.4	64.8
Segment operating income	248.1	93.3	341.4
Corporate SG&A expenses			111.1
Operating income			230.3
Interest expense, net			67.7
Income before taxes			162.6
Provision for income taxes			49.1
Net income			$ 113.5

| | Year Ended December 31, 2024 | | |
	Commercial	Federal Government	Total
Revenues			
Consulting	$ 1,128.2	$ 1,231.0	$ 2,359.2
Assignment	1,740.5	—	1,740.5
	2,868.7	1,231.0	4,099.7
Costs of services	1,935.8	980.2	2,916.0
Gross profit	932.9	250.8	1,183.7
Segment depreciation and other amortization	29.6	5.0	34.6
Other segment expenses	588.3	121.0	709.3
Segment SG&A expenses	617.9	126.0	743.9
Amortization of intangible assets	28.5	29.6	58.1
Segment operating income	286.5	95.2	381.7
Corporate SG&A expenses			77.3
Operating income			304.4
Interest expense, net			64.3
Income before taxes			240.1
Provision for income taxes			64.9
Net income			$ 175.2

| | Year Ended December 31, 2023 | | |
	Commercial	Federal Government	Total
Revenues			
Consulting	$ 1,095.5	$ 1,276.2	$ 2,371.7
Assignment	2,078.9	—	2,078.9
	3,174.4	1,276.2	4,450.6
Costs of services	2,156.8	1,013.8	3,170.6
Gross profit	1,017.6	262.4	1,280.0
Segment depreciation and other amortization	20.3	4.3	24.6
Other segment expenses	618.4	122.0	740.4
Segment SG&A expenses	638.7	126.3	765.0
Amortization of intangible assets	34.8	36.9	71.7
Segment operating income	344.1	99.2	443.3
Corporate SG&A expenses			79.2
Operating income			364.1
Interest expense, net			66.4
Income before taxes			297.7
Provision for income taxes			78.4
Net income			$ 219.3

Costs of services include an immaterial amount of depreciation expense.

Other segment expenses include compensation-related expenses, rent, marketing, and other general and administrative expenses.

Corporate SG&A expenses include compensation-related expenses, stock-based compensation, depreciation, acquisition, integration and strategic planning expenses, and public company expenses.

Substantially all of the revenues from the Commercial Segment are generated from T&M contracts. Federal Government Segment revenues by contract type are as follows (in millions):

| | Year Ended December 31, | | |
	2025	2024	2023
FFP	$ 348.7	$ 367.7	$ 386.7
T&M	474.6	522.0	504.9
Cost reimbursable	366.9	341.3	384.6
	$ 1,190.2	$ 1,231.0	$ 1,276.2

Federal Government Segment revenues by customer type are as follows (in millions):

| | Year Ended December 31, | | |
	2025	2024	2023
Department of Defense and Intelligence Agencies	$ 526.0	$ 560.1	$ 614.6
National Security	310.0	279.4	276.2
Federal Civilian	224.9	267.2	261.6
Other	129.3	124.3	123.8
	$ 1,190.2	$ 1,231.0	$ 1,276.2

Federal Government Segment revenues by customer type for the years ended December 31, 2024 and 2023 have been recast to conform to the current period presentation.

16. Fair Value Measurements

Recurring Fair Value Measurements — The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, and accrued payroll approximate their fair value based on their short-term nature.

Nonrecurring Fair Value Measurements — Certain assets, such as goodwill and trademarks, are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances, such as, when there is evidence of impairment. There were no fair value adjustments for non-financial assets or liabilities during the year ended December 31, 2025.

The carrying amount of long-term debt recorded in the Company's accompanying consolidated balance sheet at December 31, 2025 was $1.2 billion (see *Note 9. Long-Term Debt)* and its fair value was slightly less than the carrying value. The fair value for the term loan B and senior notes was determined using quoted prices in active markets for identical liabilities (Level 1 inputs) and the fair value for the term loan A was determined using quotes prices in active markets for similar liabilities (Level 2 inputs). The carrying value of the revolving credit facility approximates its fair value.

17. Subsequent Events

On January 20, 2026, the Company announced it entered into a definitive agreement to acquire Quinnox Inc., an agile, results-driven digital solutions provider, for $290 million in cash. The results of operations of Quinnox will be included in the Commercial Segment from the date of acquisition. The acquisition is anticipated to close in March 2026, subject to customary closing conditions and regulatory approvals.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report on Form 10-K, our management carried out an evaluation, under the supervision and with the participation of our Principal Executive Officer and Principal Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act). Based on this evaluation, our Principal Executive Officer and Principal Financial Officer have concluded that our disclosure controls and procedures are effective as of the end of the period covered by this report. The term "disclosure controls and procedures" means controls and other procedures of the Company that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms. "Disclosure controls and procedures" include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its Principal Executive Officer and Principal Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) for the Company. The term "internal control over financial reporting" is defined as a process designed by, or under the supervision of, our Principal Executive and Principal Financial Officers, or persons performing similar functions and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- Provide reasonable assurance that the transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- Provide reasonable assurance regarding prevention of timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Management, under the supervision and with the participation of our Principal Executive Officer and Principal Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, management used criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control-Integrated Framework (2013)*. Based on our assessment and those criteria, management believes that the Company maintained effective internal control over financial reporting as of December 31, 2025. Our independent registered public accounting firm, Deloitte & Touche LLP, has included an attestation report on our internal control over financial reporting, which is included above.

Changes in Internal Control over Financial Reporting

There were no changes in the Company's internal control over financial reporting that occurred during the Company's fourth quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of ASGN Incorporated

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of ASGN Incorporated and subsidiaries (the "Company") as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated February 24, 2026, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE LLP
Richmond, Virginia
February 24, 2026

Item 9B. Other Information

During the three months ended December 31, 2025, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Information responsive to this item will be set forth in the Company's definitive proxy statement (the "2026 Proxy Statement") and is incorporated herein by reference. The 2026 Proxy Statement will be filed with the SEC within 120 days after the end of the Company's fiscal year.

Item 11. Executive Compensation

Information responsive to this item will be set forth in the 2026 Proxy Statement to be filed with the SEC within 120 days after the end of the Company's fiscal year, and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information responsive to this item will be set forth in the 2026 Proxy Statement to be filed with the SEC within 120 days after the end of the Company's fiscal year, and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions and Director Independence

Information responsive to this Item will be set forth in the 2026 Proxy Statement to be filed with the SEC within 120 days after the end of the Company's fiscal year, and is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

Information responsive to this Item will be set forth in the 2026 Proxy Statement to be filed with the SEC within 120 days after the end of the Company's fiscal year, and is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedule

    (a) List of documents filed as part of this report

    1. Financial Statements:
        Report of Independent Registered Public Accounting Firm (PCAOB ID No. 34)
        Consolidated Balance Sheets at December 31, 2025 and 2024
        Consolidated Statements of Operations and Comprehensive Income for the Years Ended December 31, 2025, 2024 and 2023
        Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 2025, 2024 and 2023
        Consolidated Statements of Cash Flows for the Years Ended December 31, 2025, 2024 and 2023
        Notes to Consolidated Financial Statements

    2. Financial Statement Schedule:
        Schedule II—Valuation and Qualifying Accounts
        Schedules other than those referred to above have been omitted because they are not applicable or not required under the instructions contained in Regulation S-X or because the information is included elsewhere in the financial statements or notes thereto.

Item 16. Form 10-K Summary

None.

ASGN INCORPORATED AND SUBSIDIARIES
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
Years Ended December 31, 2025, 2024 and 2023
(In millions)

Description	Balance at beginning of year	Charged to costs and expenses	Deductions[(1)]	Balance at end of year
Year ended December 31, 2025				
Allowance for doubtful accounts	$ 5.0	2.8	(2.3)	$ 5.5
Workers' compensation loss reserves	$ 13.3	1.8	(3.3)	$ 11.8
Year ended December 31, 2024				
Allowance for doubtful accounts	$ 4.0	2.7	(1.7)	$ 5.0
Workers' compensation loss reserves	$ 13.4	2.8	(2.9)	$ 13.3
Year ended December 31, 2023				
Allowance for doubtful accounts	$ 4.0	1.8	(1.8)	$ 4.0
Workers' compensation loss reserves	$ 12.8	3.4	(2.8)	$ 13.4

(1) Deductions from allowance for doubtful accounts include write-offs of uncollectible accounts receivable.
Deductions from workers' compensation loss reserves include payments of claims and changes related to anticipated insurance and indemnification recoveries.

INDEX TO EXHIBITS

Number	Description
3.1	Amended and Restated Certificate of Incorporation of On Assignment, Inc., effective June 23, 2014 (incorporated by reference from Exhibit 3.1 to our Current Report on Form 8-K filed with the SEC on June 25, 2014)
3.2	Certificate of Amendment of Amended and Restated Certificate of Incorporation of On Assignment, Inc. effective April 2, 2018 (incorporated by reference from Exhibit 3.1 to our Current Report on Form 8-K filed with the SEC on March 16, 2018)
3.3	Sixth Amended and Restated Bylaws of ASGN Incorporated, effective September 18, 2025 (incorporated by reference from Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the SEC on September 22, 2025)
4.1	Specimen Common Stock Certificate (incorporated by reference from an exhibit to the Company's Registration Statement on Form S-1 (File No. 33-50646) declared effective on September 21, 1992) (P)
4.2	Description of the Registrant Securities Registered Under Section 12 of the Securities Exchange Act of 1934 (incorporated by reference from Exhibit 4.2 to our Annual Report on Form 10-K filed with the SEC on March 2, 2020)
4.3	Indenture, dated November 22, 2019, among ASGN Incorporated, the guarantors party thereto and U.S. Bank National Association, as trustee (incorporated by reference from Exhibit 10.8 to our Annual Report on Form 10-K filed with the SEC on March 2, 2020)
4.4	Supplemental Indenture No. 1 dated as of June 7, 2021, among ASGN Incorporated, the guarantors party thereto, the released parties thereto and U.S. Bank National Association, as trustee (incorporated by reference from Exhibit 4.2 to our Quarterly Report on Form 10-Q filed with the SEC on August 9, 2021)
4.5	Supplemental Indenture No. 2 dated as of September 29, 2021 among ASGN Incorporated, the guarantors party thereto, the released parties thereto and U.S. Bank National Association, as trustee dated as of November 22, 2019 (incorporated by reference from Exhibit 10.1 to our Quarterly Report on Form 10-Q filed with the SEC on November 9, 2021)
4.6	Supplemental Indenture No. 3 dated as of November 15, 2022, among ASGN Incorporated, the guarantors party thereto, and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference from Exhibit 4.6 to our Annual Report on Form 10-K filed with the SEC on February 27, 2023)
4.7	Supplemental Indenture No. 4 dated as of April 18, 2025, among ASGN Incorporated, the guarantors party thereto, and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference from Exhibit 4.2 to our Quarterly Report on Form 10-Q filed with the SEC on July 30, 2025)
10.1	Third Amended and Restated Credit Agreement, dated as of August 31, 2023, among ASGN Incorporated, as the borrower, Wells Fargo Bank, National Association, as administrative agent, and the syndication agents, documentation agents, and other lenders party thereto (incorporated by reference from Exhibit 10.1 to our Quarterly Report on Form 10-Q filed with the SEC on November 2, 2023)
10.2	First Amendment to Third Amended and Restated Credit Agreement, dated as of March 13, 2024, by and among ASGN Incorporated, as the borrower, Wells Fargo Bank, National Association, as administrative agent, and the lenders named therein (incorporated by reference from Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on March 14, 2024)
10.3	Second Amendment to Third Amended and Restated Credit Agreement, dated as of July 31, 2025, by and among ASGN Incorporated, as the borrower, Wells Fargo Bank, National Association, as administrative agent, and the lenders named therein (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on July 31, 2025)
10.4	ASGN Incorporated Second Amended and Restated 2010 Employee Stock Purchase Plan, dated as of March 18, 2020 (incorporated by reference from Exhibit 10.1 to our Quarterly Report on Form 10-Q filed with the SEC on May 11, 2020)†
10.5	First Amendment to ASGN Incorporated Second Amended and Restated 2010 Employee Stock Purchase Plan (incorporated by reference from Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on June 17, 2025) †
10.6	ASGN Incorporated Second Amended and Restated 2010 Incentive Award Plan, dated as of August 8, 2019 (incorporated by reference from Exhibit 10.1 to our Quarterly Report on Form 10-Q filed with the SEC on November 8, 2019)†
10.7	First Amendment to ASGN Incorporated Second Amended and Restated 2010 Incentive Award Plan (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on June 17, 2025) †
10.8	ASGN Incorporated 2010 Incentive Award Plan Form of Senior Executive Time-Vesting Restricted Stock Unit Award Notice for grants prior to 2025 (incorporated by reference from Exhibit 10.11 to our Annual Report on Form 10-K filed with the SEC on March 2, 2020)†
10.9	ASGN Incorporated 2010 Incentive Award Plan Form of Senior Executive Time-Vesting Restricted Stock Unit Award Notice for 2025 and 2026 grants (incorporated by reference from Exhibit 10.6 to our Annual Report on Form 10-K filed with the SEC on February 24, 2025)†

10.10	ASGN Incorporated 2010 Incentive Award Plan Form of Senior Executive Performance-Based Restricted Stock Unit Award Notice for grants prior to 2025 (incorporated by reference from Exhibit 10.17 from our Annual Report on Form 10-K filed with the SEC on March 1, 2022)†
10.11	ASGN Incorporated 2010 Incentive Award Plan Form of Senior Executive Performance-Based Restricted Stock Unit Award Notice for 2025 and 2026 grants (incorporated by reference from Exhibit 10.8 to our Annual Report on Form 10-K filed with the SEC on February 24, 2025)†
10.12	Second Amended and Restated ASGN Incorporated 2012 Employment Inducement Incentive Award Plan, effective as of April 26, 2018 (incorporated by reference from Exhibit 10.20 to our Annual Report on Form 10-K filed with the SEC on March 1, 2019)†
10.13	First Amendment to the Second Amended and Restated ASGN Incorporated 2012 Employment Inducement Incentive Award Plan, effective as of June 8, 2021 (incorporated by reference from Exhibit 10.1 to our Quarterly Report on Form 10-Q filed with the SEC on August 9, 2021)†
10.14	Second Amendment to the Second Amended and Restated ASGN Incorporated 2012 Employment Inducement Incentive Award Plan, effective as of February 25, 2025 (incorporated by reference from Exhibit 10.5 to our Quarterly Report on Form 10-Q filed with the SEC on April 30, 2025)†
10.15	ASGN Incorporated 2012 Employment Inducement Incentive Award Plan Form of Senior Executive Performance-Based Restricted Stock Unit Award Notice (incorporated by reference from Exhibit 10.4 to our Quarterly Report on Form 10-Q filed with the SEC on April 30, 2025)†
10.16	ASGN Incorporated 2012 Employment Inducement Incentive Award Plan Form of Senior Executive Time-Vesting Restricted Stock Unit Award Notice (incorporated by reference from Exhibit 10.3 to our Quarterly Report on Form 10-Q filed with the SEC on April 30, 2025)†
10.17	Amended and Restated Change In Control Severance Plan and Summary Plan Description, effective December 31, 2024 (incorporated by reference from Exhibit 10.1 to our Quarterly Report on Form 10-Q filed with the SEC on April 30, 2025)
10.18	Employment Agreement by and between the Company and Sadasivam (Shiv) Iyer, effective as of March 1, 2025 (incorporated by reference from Exhibit 10.2 to our Quarterly Report on Form 10-Q filed with the SEC on April 30, 2025)†
10.19	Employment Agreement, dated as of June 3, 2019, by and between ASGN Incorporated and Theodore S. Hanson (incorporated by reference from Exhibit 10.22 to our Annual Report on Form 10-K filed with the SEC on March 2, 2020)†
10.20	Employment Agreement, dated January 3, 2022, by and between ASGN Incorporated and Marie Perry (incorporated by reference from Exhibit 10.1 to our Quarterly Report on Form 10-Q filed with the SEC on November 7, 2022)†
10.21	Severance Term Letter, dated December 13, 2017, by and between On Assignment, Inc. and Jennifer Hankes Painter (incorporated by reference from Exhibit 10.38 to our Annual Report on Form 10-K filed with the SEC on March 1, 2018)†
10.22	Severance Term Letter, dated April 19, 2023, by and between ASGN Incorporated and Rose L. Cunningham (incorporated by reference from Exhibit 10.1 to our Quarterly Report on Form 10-Q filed with the SEC on May 4, 2023)†
10.23	Form of Indemnification Agreement (incorporated by reference from Exhibit 10.1 to our Annual Report on Form 10-K filed with the SEC on March 16, 2007)†
19.1	ASGN Incorporated Insider Trading Policy, effective September 17, 2025 (incorporated by reference from Exhibit 19.1 of our Quarterly Report on Form 10-Q filed with the SEC on October 30, 2025)
21.1*	Subsidiaries of the Registrant
23.1*	Consent of Independent Registered Public Accounting Firm
31.1*	Certification of Theodore S. Hanson, Chief Executive Officer, pursuant to Rule 13a-14(a) or 15d-14(a)
31.2*	Certification of Marie L. Perry, Executive Vice President and Chief Financial Officer, pursuant to Rule 13a-14(a) or 15d-14(a)
32.1*	Certification of Theodore S. Hanson, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350
32.2*	Certification of Marie L. Perry, Executive Vice President and Chief Financial Officer, pursuant to 18 U.S.C. Section 1350
97.1	Policy for Recovery of Erroneously Awarded Compensation, effective as of October 2, 2023 (incorporated by reference from exhibit 97.1 of our Annual Report on Form 10-K filed with the SEC on February 23, 2024)†
101.INS*	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the XBRL document)
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104.1*	Cover page interactive data file (embedded within the Inline XBRL document)

———

*   Filed herewith.

†   These exhibits relate to management contracts or compensatory plans, contracts or arrangements in which directors and/or named executive officers of the Registrant may participate.

P   Incorporated by reference from an exhibit filed with Registrant's Registration Statement on Form S 1 (File No. 03350646) declared effective by the SEC on September 21, 1992. This exhibit originally filed in paper format. Accordingly, a hyperlink has not been provided.

Pursuant to the requirements of Section 13 or 15(d) of the Exchange Act, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 24th day of February, 2026.

ASGN Incorporated

/s/ Theodore S. Hanson

Theodore S. Hanson

Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated and, on the dates, indicated.

Signature	Title	Date
/s/ Theodore S. Hanson Theodore S. Hanson	Chief Executive Officer and Director (Principal Executive Officer)	February 24, 2026
/s/ Marie L. Perry Marie L. Perry	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 24, 2026
/s/ Rose Cunningham Rose Cunningham	Vice President, Chief Accounting Officer and Controller (Principal Accounting Officer)	February 24, 2026
/s/ Arshad Matin Arshad Matin	Chair of the Board of Directors	February 21, 2026
/s/ Brian J. Callaghan Brian J. Callaghan	Director	February 20, 2026
/s/ Joseph W. Dyer Joseph W. Dyer	Director	February 20, 2026
/s/ Mark A. Frantz Mark A. Frantz	Director	February 21, 2026
/s/ Maria R. Hawthorne Maria R. Hawthorne	Director	February 20, 2026
/s/ Jonathan S. Holman Jonathan S. Holman	Director	February 20, 2026
/s/ Carol J. Lindstrom Carol J. Lindstrom	Director	February 20, 2026
/s/ Patricia L. Obermaier Patricia L. Obermaier	Director	February 21, 2026
/s/ Edwin A. Sheridan IV Edwin A. Sheridan IV	Director	February 20, 2026

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Our Profile

Everforth, Inc. (NYSE: EFOR) is a leading technology and digital engineering company that helps organizations adapt, innovate, and thrive in a world of constant change. Our six solution areas — AI and data, cloud and infrastructure, application modernization and digital engineering, experience, cybersecurity, and enterprise platforms — accelerate time to value for our commercial and federal clients. Powered by proprietary assets, accelerators, and proven expertise, Everforth turns complexity into progress and delivers measurable outcomes. **Everforth: Adapt and Thrive. Learn more at everforth.com.**

Common Stock

Everforth, Inc. common stock is traded on the New York Stock Exchange under the symbol EFOR.

Board of Directors

Arshad Matin[4]
Chair of the Board
President and CEO, Avetta, LLC

Brian J. Callaghan[1,2,4]
Founder and Former Co-Chief Executive Officer,
Apex Systems, LLC

Joseph W. Dyer[1,4]
Chair of the Strategy and Technology Committee
Former Chief Strategy Officer, National Spectrum Consortium
Former Commissioner on the Congressional Acquisition Streamlining Commission

Mark A. Frantz[3,4]
Co-Founder, BlueDelta Capital Partners

Theodore S. Hanson
Chief Executive Officer

Maria R. Hawthorne[1]
Chair of the Audit Committee
Former President and CEO, PS Business Parks, Inc.

Jonathan S. Holman[2,3]
Former President and Founder, The Holman Group, Inc.

Carol J. Lindstrom[2,4]
Chair of the Compensation Committee
Former Vice Chair of Deloitte LLP

Patricia L. Obermaier[3,4]
EVP, Chief Growth Officer, Acentra Health

Edwin A. Sheridan, IV[3]
Chair of the Nominating and Corporate Governance Committee
Founder and Former Co-Chief Executive Officer,
Apex Systems, LLC

[1] Member of the Audit Committee
[2] Member of the Compensation Committee
[3] Member of the Nominating and Corporate Governance Committee
[4] Member of the Strategy and Technology Committee

Independent Auditors

Deloitte & Touche LLP

Legal Counsel

Latham & Watkins LLP

Executive Officers and Senior Management

Theodore S. Hanson
Chief Executive Officer

Sadasivam (Shiv) Iyer
President

Randolph C. Blazer
Executive Vice Chair

Marie L. Perry
Executive Vice President and Chief Financial Officer

Jennifer H. Painter
Senior Vice President, Chief Legal Officer and Secretary

Rose L. Cunningham
Vice President, Chief Accounting Officer and Controller

Michele C. McCauley
Chief Human Resources Officer

Shane Lamb
Chief Innovation and Transformation Officer

Randy Phillips
Chief Development Officer

Segment Presidents

Ashish Jandial
Commercial, North America

Sangita Singh
Commercial, India and International

Donnie Scott
Federal Government


Everforth™